Filed pursuant to
General Instruction II.L of Form F-10
File Number 333-220700

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated October 10, 2017 (the “prospectus”) to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the prospectus, constitutes a public offering of these securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Information has been incorporated by reference in the prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference therein may be obtained on request without charge from the Investor Relations department of Cenovus Energy Inc. at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6, Telephone: (403) 766-2000, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

To a Short Form Base Shelf Prospectus Dated October 10, 2017

New Issue	November 8, 2017

Cenovus Energy Inc.

Offer to exchange all outstanding 4.25% Notes due 2027 issued on April 7, 2017 for up to US$1,200,000,000 Aggregate Principal Amount of Registered 4.25% Notes due 2027

and

Offer to exchange all outstanding 5.25% Notes due 2037 issued on April 7, 2017 for up to US$700,000,000 Aggregate Principal Amount of Registered 5.25% Notes due 2037

and

Offer to exchange all outstanding 5.40% Notes due 2047 issued on April 7, 2017 for up to US$1,000,000,000 Aggregate Principal Amount of Registered 5.40% Notes due 2047

We are offering to exchange (i) US$1,200,000,000 aggregate principal amount of our outstanding unregistered 4.25% Notes due 2027, (the “Initial 2027 Notes”) for a like aggregate principal amount of new registered 4.25% Notes due 2027 (the “New 2027 Notes”), (ii) US$700,000,000 aggregate principal amount of our outstanding unregistered 5.25% Notes due 2037 (the “Initial 2037 Notes”) for a like aggregate principal amount of new registered 5.25% Notes due 2037 (the “New 2037 Notes”) and (iii) US$1,000,000,000 aggregate principal amount of our outstanding unregistered 5.40% Notes due 2047 (the “Initial 2047 Notes”) for a like aggregate principal amount of new registered 5.40% Notes due 2047 (the “New 2047 Notes”).

The Initial 2027 Notes, the Initial 2037 Notes and the Initial 2047 Notes were originally issued by us on April 7, 2017 in a transaction that was exempt from registration under the United States (“U.S.”) Securities Act of 1933, as amended (the “U.S. Securities Act”), and resold inside the U.S. to qualified institutional buyers in reliance on Rule 144A and outside the U.S. to non-U.S. persons in reliance on Regulation S. We refer to the Initial 2027 Notes, the Initial 2037 Notes and the Initial 2047 Notes together as the “Initial Notes”.

The terms of the New 2027 Notes, the New 2037 Notes and the New 2047 Notes are substantially identical to the terms of the Initial 2027 Notes, the Initial 2037 Notes and the Initial 2047 Notes, respectively, except that the New 2027 Notes, the New 2037 Notes and the New 2047 Notes will be registered under the U.S. Securities Act, will not contain transfer restrictions, a legend or provisions relating to any increase in annual interest rate or the special mandatory redemption (which is no longer applicable), will bear different CUSIP numbers from the Initial Notes and will not entitle their holders to registration rights. The New 2027 Notes, the New 2037 Notes and the New 2047 Notes will evidence the same continuing indebtedness as the Initial 2027 Notes, the Initial 2037 Notes and the Initial 2047 Notes, respectively. We refer to the New 2027 Notes, the New 2037 Notes and the New 2047 Notes together as the “New Notes”. We refer to the Initial Notes and the New Notes together as the “Notes”.

Our offer to exchange the New 2027 Notes for Initial 2027 Notes, the New 2037 Notes for Initial 2037 Notes and the New 2047 Notes for Initial 2047 Notes will commence on November 8, 2017 (the “Commencement Date”) and will be open until 5:00 p.m., New York City time, on December 11, 2017, unless we extend the offer. See “Exchange Offer – Expiration Date; Extensions; Amendments”. Closing of the exchange offer and delivery of the New Notes, in book-entry only form through The Depository Trust Company, or DTC, is expected to occur on or about December 14, 2017, or such other date as may be agreed upon by us and The Bank of New York Mellon (the “Trustee”), but not later than December 22, 2017. DTC or its nominee will hold the New Notes in book-entry only form as depositary for the participants of DTC. A holder that acquires New Notes in exchange for Initial Notes will receive only a customer confirmation from the registered dealer (who is a participant) from or through whom such New Notes are acquired. Except as otherwise stated herein, holders of New Notes will not be entitled to receive physical certificates representing their ownership thereof. See “Book-Entry System”.

New Notes of each series will be issued in exchange for an equal principal amount of outstanding Initial Notes of such series accepted in the exchange offer. The exchange offer is not conditioned upon any minimum principal amount of Initial Notes being tendered for exchange. However, the obligation to accept the Initial Notes for exchange pursuant to the exchange offer is subject to certain customary conditions set forth herein. See “Exchange Offer Procedures – Conditions”.

Any broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal delivered pursuant to the exchange offer for Initial Notes (the “Letter of Transmittal”) states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the U.S. Securities Act. This prospectus supplement and the prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Under the Registration Rights Agreement dated as of April 7, 2017 (the “Registration Rights Agreement”) between us and J.P. Morgan Securities LLC, RBC Capital Markets, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as the representatives of the initial purchasers of the Initial Notes (the “Initial Purchasers”), we agreed to make this prospectus supplement and the prospectus available to any such broker-dealer for use in connection with any resale of such New Notes. See “Exchange Offer Procedures – Exchange Offer Registration - Resale of New Notes” and “Plan of Distribution”.

Investing in the New Notes involves certain risks that should be carefully considered. See “Risk Factors” in this prospectus supplement as well as “Risk Factors” in the prospectus.

There is no market through which the New Notes may be sold and holders may not be able to resell New Notes exchanged for Initial Notes under this prospectus supplement. This may affect the pricing of the New Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the New Notes and the extent of issuer regulation. See “Risk Factors – Risks Related to the Exchange Offer – Active trading markets for the New Notes may not develop”.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offence.

We are permitted, under the multijurisdictional disclosure system adopted by the U.S. and Canada, to prepare this prospectus supplement in accordance with Canadian disclosure requirements, which are different from those of the U.S. We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which are generally accepted accounting principles (“GAAP”) in Canada. Our financial statements, which are subject to U.S. auditing and auditor independence standards, may not be comparable to financial statements of U.S. companies.

Certain data relating to our reserves and resources incorporated by reference in the prospectus has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to U.S. disclosure standards. See “Note Relating to Reserves and Resources Disclosure” in the prospectus.

- i -

Owning the New Notes may subject you to tax consequences in both the United States and Canada. You should read the tax discussion contained in this prospectus supplement and the prospectus. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” in this prospectus supplement.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be adversely affected because we are organized and exist under the laws of Canada. Most of our directors and officers, and some or all of the experts named in this prospectus supplement, are residents of Canada or otherwise reside outside of the U.S., and a substantial portion of their assets, as well as a substantial portion of our assets, are located outside the U.S. See “Enforceability of Civil Liabilities”.

No underwriter or dealer has been involved in the preparation of, or has performed any review of the contents of, this prospectus supplement or the prospectus.

Prospective investors should be aware that, during the period of the exchange offer, the registrant or its affiliates, directly or indirectly, may bid for or make purchases of the debt securities to be distributed or to be exchanged, or certain related debt securities, as permitted by applicable laws or regulations of Canada, or its provinces or territories.

All dollar amounts in this prospectus supplement and the accompanying prospectus are in Canadian dollars, unless otherwise indicated. See “Exchange Rate Information”.

Mr. Steven F. Leer, Mr. Richard J. Marcogliese, Mr. Charles M. Rampacek and Ms. Rhonda I. Zygocki are directors of Cenovus Energy Inc. (“Cenovus”) who reside outside of Canada. Each of these directors has appointed us as their agent for service of process in Canada at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

Our earnings coverage ratios for the twelve month period ended December 31, 2016 are less than one-to-one. See “Earnings Coverage”.

- ii -

ABOUT THIS PROSPECTUS SUPPLEMENT

Unless the context otherwise requires, all references in this prospectus supplement and the prospectus to “Cenovus”, “we”, “us” and “our” mean Cenovus Energy Inc. and its consolidated subsidiaries and partnerships.

This document is provided in two parts. The first part is this prospectus supplement, which describes certain terms of the exchange offer and also adds to and updates certain information contained in the prospectus and the documents incorporated by reference therein. The second part, the prospectus, gives more general information, some of which may not apply to the exchange offer. Defined terms or abbreviations used in this prospectus supplement that are not defined herein have the meaning ascribed to them in the prospectus.

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the exchange offer. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See “Documents Incorporated by Reference” in the prospectus and this prospectus supplement and “Where You Can Find More Information” in the prospectus.

If the description of the New Notes or any other information varies between this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this prospectus supplement, the prospectus and the information incorporated by reference in the prospectus. We have not authorized anyone to provide you with different or additional information. We are not making an offer of New Notes in any jurisdiction where the offer is not permitted by law. You should not assume that the information appearing in this prospectus supplement, the prospectus or any documents incorporated by reference in the prospectus is accurate as of any date other than the date on the front of those documents, as our business, operating results, financial condition and prospects may have changed since that date.

In this prospectus supplement, the prospectus and in the documents incorporated by reference in the prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to “dollars”, “CDN$”, or “$” are to Canadian dollars and all references to “US$” are to U.S. dollars. Unless otherwise indicated, all of our financial information included in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus has been prepared in accordance with IFRS, which are generally accepted accounting principles for publicly accountable enterprises in Canada.

Information on or connected to our website, even if referred to in a document incorporated by reference herein, does not constitute part of this prospectus supplement or the prospectus and is not incorporated by reference herein.

EXCHANGE RATE INFORMATION

The following table sets forth: (a) for the periods ended prior to April 1, 2017, the period end noon exchange rate, the average noon exchange rate and the high and low noon exchange rates of one U.S. dollar in exchange for Canadian dollars as reported by the Bank of Canada; and (b) for the periods ended subsequent to March 31, 2017, the period end daily average exchange rate and, the daily average exchange rate and the high and low daily exchange rates of one U.S. dollar in exchange for Canadian dollars as reported by the Bank of Canada.

	Year ended December 31			9 months ended September 30
	2016	2015	2014	2017	2016
High	1.4589	1.3990	1.1643	1.3743	1.4589
Low	1.2544	1.1728	1.0614	1.2128	1.2544
Average	1.3248	1.2787	1.1045	1.3075	1.3218
Period end	1.3427	1.3840	1.1601	1.2480	1.3117

The daily average exchange rate on November 7, 2017, as reported by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars was US$1.00 equals $1.2785.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus supplement, the prospectus and the documents incorporated by reference therein contain certain forward looking statements and forward looking information (collectively referred to as “forward looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although we believe that the expectations represented by such forward looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

This forward looking information is identified by words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “forecast”, “future”, “target”, “position”, “project”, “committed”, “can be”, “pursue”, “capacity”, “could”, “should”, “will” “focus”, “outlook”, “potential”, “priority”, “may”, “strategy”, “forward”, or similar expressions and includes suggestions of future outcomes, including statements about: our strategy and related milestones and schedules, including expected timing for oil sands expansion phases and associated expected production capacities; projections for 2017 and future years and our plans and strategies to realize such projections; forecast exchange rates and trends; our future opportunities for oil development; forecast operating and financial results, including forecast sales prices, costs and cash flows; targets for our debt to capitalization and debt to adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) ratios; our ability to satisfy payment obligations as they become due; priorities for our capital investment decisions; planned capital expenditures, including the amount, timing and financing thereof; expected future production, including the timing, stability or growth thereof; expected reserves; capacities, including for projects, transportation and refining; our ability to preserve our financial resilience and various plans and strategies with respect thereto; forecast cost savings and sustainability thereof; our priorities for 2017; future impact of regulatory measures; forecast commodity prices, differentials and trends and expected impact to Cenovus; potential impacts to Cenovus of various risks, including those related to commodity prices and the Acquisition (as defined herein); the potential effectiveness of our risk management strategies; new accounting standards, the timing for the adoption thereof by Cenovus, and anticipated impact on the consolidated balance sheets; expected impacts of the Acquisition; the availability and repayment of our credit facilities; potential asset sales and anticipated use of sales proceeds; expected impacts of the contingent payment related to the Acquisition; future use and development of technology; our ability to access and implement all technology necessary to efficiently and effectively operate our assets and achieve expected future cost reductions; and projected growth and projected shareholder return. Readers are cautioned not to place undue reliance on forward looking information as our actual results may differ materially from those expressed or implied.

Developing forward looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to us and others that apply to the industry generally. The factors or assumptions on which the forward looking information is based include forecast oil and natural gas prices and other assumptions inherent in our current guidance, available at cenovus.com; our projected capital investment levels, the flexibility of our capital spending plans and the associated source of funding; the achievement of further cost reductions and sustainability thereof; expected condensate prices; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; future use and development of technology; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; our ability to generate sufficient cash flow to meet our current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations; achievement of expected impacts of the Acquisition; successful integration of the Deep Basin Assets (as defined in the prospectus); our ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; our ability to access sufficient capital to pursue our development plans; our ability to complete asset sales, including with desired transaction metrics and the timelines we expect; forecast crude oil and natural gas prices, forecast inflation and other assumptions inherent in our current guidance set out below; expected impacts of the contingent payment to ConocoPhillips; alignment of realized Western Canadian Select (“WCS”) prices and WCS prices used to calculate the contingent payment to ConocoPhillips; our projected capital investment levels, the flexibility of capital spending plans and the associated sources of funding; sustainability of achieved cost reductions, achievement of further cost reductions and sustainability thereof; our ability to access and implement all technology necessary to achieve expected future results; our ability to implement capital projects or stages thereof in a successful and timely manner; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

The information contained on our website is not incorporated by reference into this prospectus supplement. The reference to our website is intended to be an inactive textual reference.

The risk factors and uncertainties that could cause our actual results to differ materially, include: possible failure by us to realize the anticipated benefits of and synergies from the Acquisition; possible failure to access or implement some or all of the technology necessary to efficiently and effectively operate our assets and achieve expected future results; volatility of and other assumptions regarding commodity prices; the effectiveness of our risk management program, including the impact of derivative financial instruments, the success of our hedging strategies and the sufficiency of our liquidity position; the accuracy of cost estimates; commodity prices, currency and interest rates; possible lack of alignment of realized WCS prices and WCS prices used to calculate the contingent payment to ConocoPhillips; product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; exposure to counterparties and partners, including the ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in the operation of our crude-by-rail terminal, including health, safety and environmental risks; maintaining desirable ratios of debt (and net debt) to Adjusted EBITDA as well as debt (and net debt) to capitalization; our ability to access various sources of debt and equity capital, generally, and on terms acceptable to us; our ability to finance growth and sustaining capital expenditures; changes in credit ratings applicable to us or any of our securities; changes to our dividend plans or strategy, including the dividend reinvestment plan; accuracy of our reserves, resources, future production and future net revenue estimates; our ability to replace and expand oil and gas reserves; our ability to maintain our relationship with our partners and to successfully manage and operate our integrated business; reliability of our assets including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; the occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; refining and marketing margins; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; potential failure of products to achieve or maintain acceptance in the market; risks associated with fossil fuel industry reputation; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to our business; risks associated with climate change; the timing and the costs of well and pipeline construction; our ability to secure adequate and cost-effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system; availability of, and our ability to attract and retain, critical talent; possible failure to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; changes in labour relationships; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in general economic, market and business conditions; the political and economic conditions in the countries in which we operate or supply; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Statements relating to “reserves” and “resources” are deemed to be forward looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward looking information. You should carefully consider the matters discussed under “Risk Factors” in this prospectus supplement and in the prospectus. You should also refer to “Risk Factors” in our AIF (as defined herein), “Risk Management” in our Annual MD&A (as defined herein) and “Risk Management” in the Interim MD&A (as defined herein), each as incorporated by reference in the prospectus, and to the risk factors described in other documents incorporated by reference in the prospectus.

You should not place undue reliance on the forward-looking information contained in this prospectus supplement, the prospectus or incorporated by reference in the prospectus, as actual results achieved will vary from such forward-looking information and the variations may be material. We make no representation that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward looking information contained in this prospectus supplement, the prospectus, or incorporated by reference in the prospectus, is made as of the date of this prospectus supplement or the prospectus, or as of the date specified in the documents incorporated by reference therein, as the case may be. Except as required by applicable securities law, we undertake no obligation to update publicly or otherwise revise any forward looking information or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information.

This cautionary statement qualifies all forward looking information contained in this prospectus supplement or the prospectus or incorporated by reference in the prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Canada Business Corporations Act. Most of our directors and officers, and some or all of the experts named in this prospectus supplement, the prospectus and the documents incorporated by reference therein, are residents of Canada or otherwise reside outside of the U.S. and a substantial portion of their assets, and a substantial portion of our assets, are located outside the U.S. We have appointed an agent for service of process in the U.S., but it may be difficult for holders of our debt securities who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for holders of our debt securities who reside in the U.S. to enforce, in the U.S., judgments of U.S. courts predicated upon our civil liability and the civil liability of our directors and officers and experts under the U.S. federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is a real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus supplement and the prospectus forms a part (the “registration statement”), an appointment of agent for service of process and undertaking on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of the New Notes under this prospectus supplement and the prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, under the U.S. Securities Act, a registration statement on Form F-10 relating to the offering of the New Notes. This prospectus supplement does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included in this prospectus supplement, the prospectus or the documents incorporated by reference therein about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We file annual and quarterly financial information, material change reports, business acquisition reports and other material with the various securities commissions or similar authorities in each of the provinces and territories of Canada. We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and, in accordance with the U.S. Exchange Act, we also file reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the U.S., documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. Prospective investors may read and download any public document that we have filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Prospective investors may read and obtain copies of any document, for a fee, we have filed with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Additionally, prospective investors may read and download the documents we have filed or furnished on the SEC’s Electronic Data Gathering and Retrieval (“EDGAR”) system web site at www.sec.gov. Unless specifically incorporated by reference herein, documents filed or furnished by Cenovus on SEDAR or EDGAR are neither incorporated in nor part of this prospectus supplement.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference in the prospectus solely for the purposes of the offering of New Notes. Other documents are also incorporated or deemed to be incorporated by reference in the prospectus and reference should be made to the prospectus for full particulars. See “Where You Can Find More Information” in the prospectus.

As of the date hereof, the following documents filed with, or furnished to, the securities commissions or similar authorities in each of the provinces and territories of Canada and with the SEC are specifically incorporated by reference in and form an integral part of the prospectus, as supplemented by this prospectus supplement:

(a)	our audited annual consolidated financial statements and auditor’s report thereon as at and for the year ended December 31, 2016;

(b)	our management’s discussion and analysis for the year ended December 31, 2016 (the “Annual MD&A”);

(c)	our unaudited interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2017;

(d)	our management’s discussion and analysis for the three and nine months ended September 30, 2017 (the “Interim MD&A”);

(e)	our annual information form dated February 15, 2017 (the “AIF”);

(f)	our management information circular dated March 3, 2017 in connection with an annual meeting of shareholders held on April 26, 2017;

(g)	our statement of contingent and prospective resources dated February 15, 2017;

(h)	our material change report dated April 5, 2017 relating to the announcement of our acquisition of certain properties from ConocoPhillips (the “Acquisition”) and matters related thereto;

(i)	our material change report dated June 29, 2017 relating to the announcement of the pending retirement of Brian Ferguson as our President and Chief Executive Officer;

(j)	our business acquisition report dated July 19, 2017 relating to the Acquisition (the “BAR”); and

(k)	our material change report dated November 6, 2017 relating to the announcement of the appointment of Alex Pourbaix as our President and Chief Executive Officer.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in the prospectus, including any annual information form, audited annual consolidated financial statements (together with the auditor’s report thereon), information circular, unaudited interim consolidated financial statements, management’s discussion and analysis, material change reports (excluding confidential material change reports) or business acquisition reports filed by us with securities commissions or similar authorities in the relevant provinces and territories of Canada subsequent to the date of this prospectus supplement and prior to the completion or termination of the exchange offer shall be deemed to be incorporated by reference in the prospectus. These documents will be available through the internet on SEDAR. In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act, in each case after the date of this prospectus supplement and prior to the termination or completion of the exchange offer, shall be deemed to be incorporated by reference in the registration statement relating to the New Notes, if and to the extent expressly provided in such reports. Further, prior to the termination or completion of the exchange offer and to the extent that any document or information incorporated by reference into the prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which the prospectus forms a part.

Any statement contained in the prospectus, in this prospectus supplement or in a document (or part thereof) incorporated by reference, or deemed to be incorporated by reference in the prospectus shall be deemed to be modified or superseded for the purposes of this prospectus supplement and the prospectus to the extent that a statement contained herein or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in the prospectus modifies or supercedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

RECENT DEVELOPMENTS

On October 19, 2017, we announced that we entered into a definitive agreement to sell our Palliser crude oil and natural gas assets in southeastern Alberta (the “Palliser Assets”) for gross cash proceeds of $1.3 billion. The sale of our Palliser Assets is expected to close in the fourth quarter, subject to customary closing conditions. Net proceeds from the sale of the Palliser Assets will be applied against the asset sale bridge credit facility (the “Bridge Facility”) put in place to help fund the Acquisition.

On October 30, 2017, we announced the appointment of Alex Pourbaix as President & Chief Executive Officer and as a member of the Board of Directors. Mr. Pourbaix started the role on November 6, 2017. Mr. Pourbaix replaced Brian Ferguson, who retired as an officer and director after 33 years with Cenovus and its predecessor companies.

SUMMARY OF THE EXCHANGE OFFER

The following information is a summary only and is to be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this prospectus supplement, the prospectus and in the documents incorporated by reference in the prospectus. See “Description of the New Notes”.

Issuer:	Cenovus Energy Inc.

Exchange Offer:	We will exchange your Initial 2027 Notes for a like aggregate principal amount of New 2027 Notes, your Initial 2037 Notes for a like aggregate principal amount of New 2037 Notes and your Initial 2047 Notes for a like aggregate principal amount of New 2047 Notes.

Notes Offered:	US$1,200,000,000 aggregate principal amount of 4.25% notes due 2027

US$700,000,000 aggregate principal amount of 5.25% notes due 2037

US$1,000,000,000 aggregate principal amount of 5.40% notes due 2047

Interest Payment Dates:	New 2027 Notes: payable semi-annually in arrears on April 15 and October 15 of each year, with the first interest payment date on April 15, 2018.

New 2037 Notes: payable semi-annually in arrears on June 15 and December 15 of each year, with the first interest payment date on December 15, 2017 (unless we extend the exchange offer, in which case, the first interest payment date shall be on June 15, 2018).

New 2047 Notes: payable semi-annually in arrears on June 15 and December 15 of each year, with the first interest payment date on December 15, 2017 (unless we extend the exchange offer, in which case, the first interest payment date shall be on June 15, 2018).

Unless we extend the exchange offer, the interest payable in respect of the New 2037 Notes and the New 2047 Notes on the first interest payment date of December 15, 2017 will be paid to the holders of record of the Initial 2037 Notes and the Initial 2047 Notes as of December 1, 2017.

Summary of Terms of the New Notes:	The terms of the New Notes of each series are substantially identical to the terms of the Initial Notes of such series except that the New Notes:

(a)	will be registered under the U.S. Securities Act, and therefore will not contain restrictions on transfer;

(b)	will not contain provisions relating to any increase in annual interest rate or the special mandatory redemption (which is no longer applicable);

(c)	will bear different CUSIP numbers from the Initial Notes of the respective series; and

(d)	will not entitle their holders to registration rights.

Purpose of the Exchange Offer and Resale of New Notes:	Based on interpretations of the staff of the SEC set forth in no-action letters issued to third parties, subject to the additional requirements below applicable to certain broker-dealers, we believe you may offer the New Notes for resale, resell and otherwise transfer the New Notes without compliance with the registration or prospectus delivery provisions of the U.S. Securities Act if you:

(a)	are not our affiliate, under Rule 405 of the U.S. Securities Act;

(b)	are acquiring such New Notes in the ordinary course of your business; and

(c)	are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of such New Notes issued to you.

If you are a broker-dealer that receives New Notes for your own account in exchange for Initial Notes where such Initial Notes were not acquired by you directly from us or any of our affiliates, you must acknowledge that you will deliver a prospectus meeting the requirements of the U.S. Securities Act in connection with any resale of such New Notes. Under the Registration Rights Agreement, we agreed to make this prospectus supplement and the prospectus or, at our option, another registration statement available for use in connection with any resale of New Notes to any broker-dealer that receives New Notes for its own account in exchange for Initial Notes where such Initial Notes were not acquired by it directly from us or any of our affiliates.

If you are a broker-dealer that acquired Initial Notes directly from us or any of our affiliates, you cannot rely on the foregoing interpretations of the staff of the SEC expressed in the no-action letters and, in the absence of an exemption from registration under the U.S. Securities Act, you must comply with the registration and prospectus delivery requirements of the U.S. Securities Act in connection with any resale of the New Notes. Cenovus has not entered into any arrangement or understanding with any person who will receive New Notes in the exchange offer to distribute those securities following completion of the exchange offer. Cenovus is not aware of any person that will participate in the exchange offer with a view to distribute the New Notes. See “Exchange Offer Procedures – Exchange Offer Registration - Resale of New Notes” and “Plan of Distribution”.

You should read the discussion under the heading “Exchange Offer Procedures” for further information regarding the exchange offer and resale of the New Notes.

Each broker-dealer that receives New Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Securities. See “Plan of Distribution.”

Registration Rights Agreement:	We have undertaken this exchange offer pursuant to the terms of the Registration Rights Agreement. See “Exchange Offer Procedures”.

Consequences of Failure to Exchange Initial Notes:	You will continue to hold Initial Notes that remain subject to their existing transfer restrictions if:

(a)	you do not tender your Initial Notes; or

(b)	you tender your Initial Notes and they are not accepted for exchange.

Subject to certain limited exceptions, we will have no obligation to register the Initial Notes after we consummate the exchange offer. See “Exchange Offer Procedures – Consequences of Failure to Exchange,” “Exchange Offer Procedures – Terms of the Exchange Offer” and “Exchange Offer Procedures – Procedures for Tendering”.

Expiration Date:	The “expiration date” for the exchange offer is 5:00 p.m., New York City time, on December 11, 2017, unless we extend it, in which case “expiration date” means the latest date and time to which the exchange offer is extended. See “Exchange Offer Procedures – Expiration Date; Extensions; Amendments”.

Interest on the New Notes:	The New 2027 Notes will accrue interest at a rate of 4.25% per annum initially from the last interest payment date on which interest has been paid on the Initial 2027 Notes surrendered in exchange therefor, and thereafter from the last interest payment date on which interest has been paid on the New 2027 Notes. No additional interest will be paid on the Initial 2027 Notes tendered and accepted for exchange.

The New 2037 Notes will accrue interest at a rate of 5.25% per annum initially from the Issue Date or from the last interest payment date on which interest was paid on the Initial 2037 Notes surrendered in exchange therefor, and thereafter from the last interest payment date on which interest has been paid on the New 2037 Notes. No additional interest will be paid on the Initial 2037 Notes tendered and accepted for exchange.

The New 2047 Notes will accrue interest at a rate of 5.40% per annum initially from the Issue Date or from the last interest payment date on which interest was paid on the Initial 2047 Notes surrendered in exchange therefor, and thereafter from the last interest payment date on which interest has been paid on the New 2047 Notes. No additional interest will be paid on the Initial 2047 Notes tendered and accepted for exchange.

Conditions to the Exchange Offer:	The exchange offer is subject to certain customary conditions, which we may waive. See “Exchange Offer Procedures – Conditions”.

Procedures for Tendering Initial Notes:	If you wish to accept the exchange offer, you must submit the required documentation and effect a tender of your Initial Notes pursuant to the procedures for book-entry transfer (or other applicable procedures), all in accordance with the instructions described in this prospectus supplement and in the relevant Letter of Transmittal. See “Exchange Offer Procedures – Procedures for Tendering” and “Exchange Offer Procedures – Guaranteed Delivery Procedures”.

Guaranteed Delivery Procedures:	If you wish to tender your Initial Notes, but cannot properly do so prior to the expiration date, you may tender your Initial Notes in accordance with the guaranteed delivery procedures described in “Exchange Offer Procedures – Guaranteed Delivery Procedures”.

Withdrawal Rights:	Tenders of Initial Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw a tender of Initial Notes, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in the Letter of Transmittal, prior to 5:00 p.m., New York City time, on the expiration date. See “Exchange Offer Procedures – Withdrawal of Tenders”.

Acceptance of Initial Notes and Delivery of New Notes:	Subject to certain conditions, any and all Initial Notes that are validly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. Closing of the exchange offer and delivery of the New Notes, in book-entry only form through DTC, is expected to occur on or about December 14, 2017, or such other date as may be agreed upon by us and the Trustee, but not later than December 22, 2017. See “Exchange Offer Procedures – Terms of the Exchange Offer”.

Use of Proceeds:	We will not receive any proceeds from the exchange offer.

Exchange Agent:	The Bank of New York Mellon is serving as the exchange agent.

Ranking:	The New Notes will be our direct, unsecured and unsubordinated obligations and will rank equally and rateably with all of our existing and future unsecured and unsubordinated indebtedness. The notes will be structurally subordinate to all existing and future indebtedness and liabilities of any of our subsidiaries and partnerships. A substantial portion of our operations are conducted through subsidiaries and partnerships. See “Description of the New Notes – Ranking”.

Optional and Tax Redemption:	We may redeem each series of the New Notes, in whole or in part, at our option at any time or from time to time at the applicable redemption prices described in this prospectus supplement. See “Description of the New Notes – Optional Redemption”. We may also redeem, in whole and not in part, any series of the New Notes, at the redemption price described in this prospectus supplement at any time in the event certain changes affecting Canadian or other applicable withholding taxes occur. See “Description of the New Notes – Tax Redemption”

Additional Amounts:	Any payments made by us under or with respect to any series of the New Notes will be made free and clear of and without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof. If we are so required to withhold or deduct for Canadian taxes with respect to a payment on, or in respect of, any series of the New Notes, subject to certain limitations, we will pay, as additional interest, the additional amount necessary so that the net amount received by the holders of such notes after such withholding or deduction is not less than the amount that such holders would have received in the absence of the withholding or deduction. See “Description of the New Notes – Payment of Additional Amounts”.

Tax Considerations:	You should be aware that the acquisition, ownership and disposition of the New Notes may have tax consequences both in Canada and the U.S. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

Form and Denomination:	Each series of the New Notes will be represented by one or more fully registered global notes (the “Global Notes”) registered in the name of a nominee of The Depository Trust Company (“DTC”). The New Notes will be issued in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. Except as described under “Description of the New Notes – Certificated Notes” in this prospectus supplement, notes in definitive form will not be issued.

Governing Law:	The Indenture (as defined herein) is, and the New Notes are or will be, governed by and construed in accordance with the laws of the State of New York.

Risk Factors:	Investing in the New Notes involves certain risks that should be carefully considered. See the “Risk Factors” section of the prospectus, as well as “Risk Factors” in this prospectus supplement.

RISK FACTORS

In addition to the risk factors set forth below, additional risk factors relating to our business are discussed in our AIF, our Annual MD&A, our Interim MD&A and certain other documents, which risk factors are incorporated by reference herein. Investing in the New Notes involves a high degree of risk. You should carefully consider the following factors in addition to the other information set forth in this prospectus supplement and the prospectus and incorporated by reference in the prospectus before you make a decision with respect to the exchange offer. The following risks could materially and adversely affect our ability to make payments with respect to the New Notes, our business or our financial condition or results of operations. Additional risks and uncertainties not currently known to us or those we currently deem to be immaterial may also materially and adversely affect us. In any such case, you may lose all or part of your original investment and not realize any return you may have expected thereon.

If any event arising from the risk factors set forth below occurs, Cenovus’s business, prospects, financial condition, results of operations or cash flows and, in some cases, its reputation could be materially adversely affected.

Risks Relating to our Business and the Acquisition

The risk factors set forth under the caption “Risk Factors” on page 34 of the AIF, the risk factors set forth under the caption “Risk Management” on page 32 of the Annual MD&A and the risk factors set forth under the caption “Risk Management” on page 42 of the Interim MD&A, are incorporated by reference herein.

Risks Related to the New Notes

Credit ratings may not reflect all risks of an investment in the New Notes and may change

There is no assurance that the credit ratings accorded to the New Notes will remain in effect for any given period of time or that the credit ratings will not be revised or withdrawn entirely in the future by the relevant rating agency. Real or anticipated changes in credit ratings on the New Notes may affect the market value of the New Notes.

Credit ratings assigned to us and to the New Notes by independent rating agencies may not reflect all risks associated with an investment in the New Notes. Any credit ratings applied to the New Notes are an independent assessment of our ability to pay obligations. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed in this prospectus supplement, the prospectus or the documents incorporated by reference in the prospectus on the value of the New Notes.

Changes in interest rates may cause the market price or value of the New Notes to decline

Prevailing interest rates will affect the market price or value of the New Notes. The market price or value of the New Notes may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

In certain circumstances the New Notes may be subordinated to the security interests of our lenders and the indebtedness of our subsidiaries and partnerships

The New Notes are not subordinated to any other indebtedness and they are not secured. Although our various debt instruments restrict secured indebtedness, such indebtedness may be incurred, subject to certain limitations. In addition, our subsidiaries and partnerships may incur indebtedness, subject to certain limitations. The New Notes will be effectively subordinated to creditors of our subsidiaries and partnerships, in that our right to participate as a stockholder or partner in the distribution of the assets of any subsidiary or partnership, as the case may be, upon any such distribution would be subject to the prior claims of the creditors of such subsidiary or partnership, as the case may be. We conduct a substantial portion of our business through subsidiaries and partnerships. As at September 30, 2017, our subsidiaries and partnerships had no long-term debt outstanding to third parties.

The Indenture permits us, at any time and from time to time, to complete reorganizations with any of our wholly-owned direct or indirect subsidiaries provided that certain conditions are met. In the event of any such reorganization, the New Notes may continue to be obligations of us in circumstances where our assets are comprised of (and potentially limited to) our ownership interest in the subsidiaries through which our operations are thereafter conducted. Such subsidiaries, which following completion of a reorganization may hold all of the assets formerly held by us, are not restricted under the Indenture with respect to subsequent asset dispositions or incurring indebtedness. See “Description of the New Notes – Certain Covenants – Consolidation, Amalgamation, Merger and Sale of Assets”.

Certain bankruptcy and insolvency laws may impair your ability to enforce your rights or remedies under the Indenture

In addition to the limitations described elsewhere herein, your ability and the rights of any trustee who represents the holders of the New Notes to enforce your rights or remedies under the Indenture may be significantly impaired by the provisions of applicable Canadian federal bankruptcy, insolvency, other restructuring legislation and reorganization or similar proceedings, including by Canadian federal or provincial receivership laws. For example, the Bankruptcy and Insolvency Act (Canada) (the “BIA”), the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) and the Winding-up and Restructuring Act (Canada) contain provisions enabling an insolvent debtor to obtain a stay of proceedings against its creditors and others and to prepare and file a proposal or a plan of arrangement and reorganization for consideration by all or some of its creditors, to be voted on by the various classes of creditors affected thereby. Such a restructuring proposal or arrangement and reorganization, if accepted by the requisite majority of each class of affected creditors and if approved by the relevant Canadian court, would be binding on all creditors of the debtor within the affected classes, including those creditors who vote against such a proposal. Moreover, certain provisions of the relevant insolvency proceeding and the Canadian insolvency legislation permit an insolvent debtor to retain possession and administration of its property in certain circumstances, subject to court oversight, even though such debtor may be in default in respect of certain of its obligations during the period that the stay of proceedings remains in place.

Specifically, under the BIA, upon the commencement of a proceeding, an automatic stay goes into effect that, among other things, stays:

•	the commencement or continuation of any action or proceeding against the debtor that was or could have been commenced before the commencement of the proceeding to recover a claim against the debtor that arose before the commencement of the proceeding;

•	any act to obtain possession of, or control over, property of the debtor’s estate;

•	any act to create, perfect, or enforce any lien against property of the debtor’s estate; and

•	any act to collect or recover a claim against the debtor that arose before the commencement of the proceeding.

Proceedings launched under the CCAA do not result in an automatic stay but stays are routinely granted by the courts. Further, stays granted in receivership and CCAA proceedings typically do not prevent the perfection of a security interest. Thus, upon the commencement of an insolvency proceeding, unsecured creditors are usually prohibited from enforcing their claim against the assets of the debtor. A creditor may seek relief from the stay from the court to take any of the acts described above that would otherwise be prohibited by the automatic stay. Canadian bankruptcy courts have broad discretionary powers in determining whether to grant a creditor relief from the stay.

The powers of the court under Canadian bankruptcy, insolvency and restructuring legislation and Canadian federal and provincial receivership laws, and particularly under the CCAA, are exercised broadly to protect a debtor and its estate from actions taken by creditors and others. We cannot predict whether payments under the New Notes would be made during any proceedings in bankruptcy, receivership, insolvency or other restructuring, whether or when you or any trustee could exercise their rights under the Indenture or whether, and to what extent, the holders of the New Notes would be compensated for any delays in payment of principal, interest and costs, including fees and disbursements of any trustee. Accordingly, if we were to become subject to any such insolvency proceedings, we may cease making payments on the New Notes and you and the Trustee (as defined herein) may not be able to exercise your rights under the Indenture following commencement of or during such insolvency proceedings without leave of the court.

In certain insolvency proceedings, a court may also authorize the creation of priority charges ranking ahead of other creditors (including secured creditors) to secure priority payables, including, without limitation, debtor-in-possession financing, the administration costs of the insolvency proceeding, directors’ and officers’ indemnification, and payment of critical suppliers, and secured creditors’ claims may be subordinate to certain statutory priority claims and true trust claims. In the event of an insolvency proceeding, any of our property that constitutes collateral will be available to pay obligations on the New Notes only after the claims of any creditors with first-priority liens on such property have been satisfied. If the value of the collateral (after giving effect to any first-priority liens) is not sufficient to repay all amounts due on the New Notes, the holders of the New Notes would hold secured claims to the extent of the value of the collateral, and would hold unsecured claims with respect to any shortfall.

You might have difficulty enforcing your rights against us and our directors and officers

We are a corporation incorporated under and governed by the Canada Business Corporations Act. Most of our directors and officers, and some or all of the experts named in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, are residents of Canada or otherwise reside outside of the U.S., and a substantial portion of their assets, and a substantial portion of our assets, are located outside the U.S. We have appointed an agent for service of process in the U.S., but it may be difficult for holders of securities who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for holders of securities who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon our civil liability and the civil liability of our directors and officers and experts under U.S. federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is a real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

Risks Related to the Exchange Offer

If you do not exchange your Initial Notes for New Notes, they will continue to be restricted securities and may become less liquid

If you do not exchange your Initial Notes for New Notes in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on your Initial Notes. The restrictions on transfer of your Initial Notes arise because we issued the Initial Notes in a transaction not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. In general, you may only offer or sell the Initial Notes if they are registered under the U.S. Securities Act and applicable state securities laws, or offered and sold pursuant to an exemption from such requirements.

Because we anticipate that most holders of Initial Notes will elect to exchange their Initial Notes, we expect that the liquidity of the market for any Initial Notes remaining after the completion of the exchange offer will be substantially limited. Any Initial Notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the Initial Notes outstanding. Following the exchange offer, if you do not tender your Initial Notes you generally will not have any further registration rights, and your Initial Notes will continue to be subject to certain transfer restrictions. Accordingly, the liquidity of the market for the Initial Notes could be adversely affected.

If you do not comply with the exchange offer procedures, you will be unable to obtain the New Notes

We will issue the New Notes in exchange for the Initial Notes only after we have timely received your Initial Notes, along with a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, if you want to tender your Initial Notes in exchange for New Notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent is under any duty to give notification of defects or irregularities in the tender of Initial Notes for exchange. The exchange offer will expire at 5:00 p.m., New York City time, on December 11, 2017, or on a later extended date and time as determined by us.

The New Notes may not be freely tradeable by you

Based on interpretations of the staff of the SEC set forth in no-action letters issued to third parties, subject to the additional requirements below applicable to certain broker-dealers, we believe you may offer the New Notes for resale, resell and otherwise transfer the New Notes without compliance with the registration or prospectus delivery provisions of the U.S. Securities Act if you: (a) are not our affiliate, under Rule 405 of the U.S. Securities Act; (b) are acquiring such New Notes in the ordinary course of your business; and (c) are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of such New Notes issued to you. If you are a broker-dealer that receives New Notes for your own account in exchange for Initial Notes where such Initial Notes were not acquired by you directly from us or any of our affiliates, you must acknowledge that you will deliver a prospectus meeting the requirements of the U.S. Securities Act in connection with any resale of such New Notes. Under the Registration Rights Agreement, we agreed to make this prospectus supplement and the prospectus or, at our option, another registration statement available for use in connection with any resale of New Notes to any broker-dealer that receives New Notes for its own account in exchange for Initial Notes where such Initial Notes were not acquired by it directly from us or any of our affiliates. If you are a broker-dealer that acquired Initial Notes directly from us or any of our affiliates, you cannot rely on the foregoing interpretations of the staff of the SEC expressed in the no-action letters and, in the absence of an exemption from registration under the U.S. Securities Act, you must comply with the registration and prospectus delivery requirements of the U.S. Securities Act in connection with any resale of the New Notes. See “Exchange Offer Procedures – Exchange Offer Registration - Resale of New Notes” and “Plan of Distribution”.

Active trading markets for the New Notes may not develop

There is no existing trading market for the New Notes. We do not intend to apply to list any New Notes on any securities exchange or any automated quotation system. Accordingly, there can be no assurance that a trading market for the New Notes will ever develop or will be maintained. If a trading market does not develop or is not maintained, you may find it difficult or impossible to resell the New Notes. Further, there can be no assurance as to the liquidity of any market that may develop for the New Notes, your ability to sell the New Notes or the price at which you will be able to sell the New Notes. Future trading prices of the New Notes will depend on many factors, including prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the New Notes, if any, and the markets for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

(a)	the number of holders of the New Notes;

(b)	the interest of securities dealers in making a market for the New Notes;

(c)	our credit ratings with major credit rating agencies; and

(d)	the level, direction and volatility of market interest rates generally.

EXCHANGE OFFER PROCEDURES

In connection with the issuance of the Initial Notes, we entered into the Registration Rights Agreement with J.P. Morgan Securities LLC, RBC Capital Markets, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated as the representatives of the Initial Purchasers. The following contains a summary of the provisions of the Registration Rights Agreement and does not contain all of the information that may be important to an investor in the New Notes. We refer you to the Registration Rights Agreement, a copy of which was furnished to the SEC via EDGAR as Exhibit 99.1 to our report on Form 6-K dated November 8, 2017 and can be accessed at www.sec.gov and was filed on SEDAR on November 8, 2017 and can be accessed at www.sedar.com.

Each broker-dealer that receives New Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See “Plan of Distribution”.

Exchange Offer Registration

Under the Registration Rights Agreement, we agreed to, for the benefit of the holders of the Initial Notes, within 325 days of the date on which the Initial Notes were originally issued under the Indenture (the “Issue Date”), file with the SEC a registration statement with respect to a registered offer to exchange the New Notes for the Initial Notes and to use our commercially reasonable efforts to have the registration statement become or be declared effective no later than 365 days after the Issue Date, and to cause the registration statement to remain effective continuously thereafter until the consummation of the exchange offer.

Under the Registration Rights Agreement, we may use any appropriate form of registration statement available to us to register the offer and issuance of the New Notes in exchange for the Initial Notes under the U.S. Securities Act, including by filing with the SEC a prospectus supplement to a short form base shelf prospectus qualified by a registration statement on Form F-10. We have determined to register the exchange offer and the issuance of the New Notes under the U.S. Securities Act by utilizing our effective registration statement on Form F-10 dated October 10, 2017 (File No. 333-220700), of which this prospectus supplement and the prospectus form a part.

The New Notes will be issued under the Indenture, as described herein under “Description of the Indenture”. Our offer to exchange the New 2027 Notes for the Initial 2027 Notes, the New 2037 Notes for the Initial 2037 Notes and the New 2047 Notes for the Initial 2047 Notes will commence on the Commencement Date and will be open until 5:00 p.m., New York City time, on December 11, 2017, unless we extend the offer.

Resale of New Notes

Based on interpretations of the staff of the SEC set forth in no-action letters issued to third parties, subject to the additional requirements below applicable to certain broker-dealers, we believe you may offer the New Notes for resale, resell and otherwise transfer the New Notes without compliance with the registration or prospectus delivery provisions of the U.S. Securities Act if you:

(a)	are not our affiliate, under Rule 405 of the U.S. Securities Act;

(b)	are acquiring such New Notes in the ordinary course of your business; and

(c)	are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of such New Notes issued to you.

We have not sought, and do not intend to seek, a no-action letter from the SEC with respect to the effects of the exchange offer, and we cannot assure you that the staff of the SEC would make a similar determination with respect to the New Notes as it has in such no-action letters.

Each holder of Initial Notes who wishes to exchange such Initial Notes for New Notes in the exchange offer will be required to make representations that:

(a)	it is not our “affiliate”, as defined in Rule 405 under the U.S. Securities Act, or if it is such an “affiliate”, it will comply with the registration and prospectus delivery requirements of the U.S. Securities Act to the extent applicable;

(b)	it has no arrangements or understandings with any person to participate in the distribution of the New Notes within the meaning of the U.S. Securities Act; and

(c)	any New Notes to be received by it will be acquired in the ordinary course of its business.

If you are a broker-dealer that receives New Notes for your own account in exchange for Initial Notes where such Initial Notes were not acquired by you directly from us or any of our affiliates, you must acknowledge that you will deliver a prospectus meeting the requirements of the U.S. Securities Act in connection with any resale of such New Notes. Under the Registration Rights Agreement, we agreed to make this prospectus supplement and the prospectus available for use in connection with any resale of New Notes to any broker-dealer that receives New Notes for its own account in exchange for Initial Notes where such Initial Notes were not acquired by it directly from us or any of our affiliates.

If you are a broker-dealer that acquired Initial Notes directly from us or any of our affiliates, you cannot rely on the foregoing interpretations of the staff of the SEC expressed in the no-action letters and, in the absence of an exemption from registration under the U.S. Securities Act, you must comply with the registration and prospectus delivery requirements of the U.S. Securities Act in connection with any resale of the New Notes. See “Plan of Distribution”.

Each holder of Initial Notes, whether or not it is a broker-dealer, will also be required to represent that it is not acting on behalf of any person that could not truthfully and completely make any of the foregoing acknowledgements and representations. If a holder of Initial Notes is unable to make the foregoing acknowledgements and representations, such holder cannot rely on the foregoing interpretations of the staff of the SEC expressed in the no-action letters and must comply with the registration and prospectus delivery requirements of the U.S. Securities Act in connection with any secondary resale transaction unless such sale is made pursuant to an exemption from such requirements.

Shelf Registration

Under the terms of the Registration Rights Agreement, if:

(a)	we are not permitted to file an exchange offer registration statement;

(b)	because of any change in applicable law or in interpretations thereof by the SEC staff, Cenovus is not permitted to effect the exchange offer;

(c)	the exchange offer is not completed by the 410th day after the Issue Date;

(d)	any initial purchaser so requests with respect to Initial Notes held by it that are not eligible to be exchanged for New Notes in the exchange offer; or

(e)	any other holder is prohibited by law or SEC policy from participating in the exchange offer or any holder (other than an exchanging broker-dealer) that participates in the exchange offer does not receive freely tradeable New Notes on the date of the exchange and, in each case, such holder so requests, we will be required to file with the SEC a shelf registration statement to register for public resale the Transfer Restricted Securities (as defined herein) held by any such holder within 90 days after such triggering event and use our commercially reasonable efforts to have it declared effective no later than 180 days after the trigger date; provided that in no event shall we be required to file the shelf registration statement or have such registration statement declared effective prior to the applicable deadlines for the exchange offer registration statement. We will be required to use our commercially reasonable efforts to keep the shelf registration statement effective for a period of two years from the Issue Date or such shorter period that will terminate: (i) at the time when the Initial Notes covered by the shelf registration statement are no longer restricted securities (as defined in Rule 144 under the Securities Act) or are saleable pursuant to Rule 144 without limitation, or (ii) on the date on which all Initial Notes registered thereunder are disposed of in accordance therewith. A holder who sells Initial Notes pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be required to agree in writing to be bound by the provisions of the Registration Rights Agreement which are applicable to such a holder (including certain indemnification obligations). In addition, each holder of the Initial Notes will be required to deliver information to be used in connection with the shelf registration statement.

For the purposes of the Registration Rights Agreement, “Transfer Restricted Securities” means each Initial Note until:

(a)	the date on which such Initial Note is exchanged in the exchange offer by a person other than a broker-dealer for a freely transferable New Note;

(b)	following the exchange by a broker-dealer in the exchange offer of an Initial Note for a New Note, the date on which such New Note is sold to a purchaser who receives from the broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the exchange offer registration statement;

(c)	the date on which such Initial Note has been effectively registered under the U.S. Securities Act and disposed of in accordance with the shelf registration statement; or

(d)	the date on which such Initial Note is distributed to the public pursuant to Rule 144 under the U.S. Securities Act.

Additional Interest

Under the Registration Rights Agreement, if:

(a)	we fail to file any registration statement required by the agreement on or prior to the applicable deadline;

(b)	any registration statement is not declared effective on or prior to the applicable deadline;

(c)	the exchange offer is not completed on or prior to the applicable deadline; or

(d)	any registration statement has been declared effective but thereafter ceases to be effective or useable in connection with resales of the Transfer Restricted Securities during the periods specified in the registration rights agreement (each, a “Registration Default”), we will pay to each holder of Transfer Restricted Securities affected thereby additional interest over and above the interest otherwise payable on the Notes from and including the date on which any Registration Default shall occur to but excluding the date on which all such Registration Defaults have been cured, at a rate of 0.25% per annum for the first 90-day period immediately following the occurrence of a Registration Default, to be increased by an additional 0.25% per annum with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum additional interest rate of 0.50% per annum. We will not be required to pay additional interest for more than one Registration Default at any given time. All accrued additional interest shall be paid by us in the same manner and at the same time as payments of interest.

Under certain circumstances described in the registration rights agreement, Cenovus may delay the filing of or suspend the effectiveness of or the holders’ ability to use the shelf registration statement, and such delay or suspension will not be deemed to be a Registration Default or cause additional interest to be payable.

All references in the Indenture, in any context, to any interest or other amount payable on or with respect to the Notes shall be deemed to include any additional interest pursuant to the Registration Rights Agreement.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus supplement and in the Letter of Transmittal, all Initial Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer will be accepted for exchange. New Notes of each series will be issued in exchange for an equal principal amount of outstanding Initial Notes of the respective series accepted in the exchange offer. This prospectus supplement and the prospectus, together with the Letter of Transmittal, is being sent to all holders as of the date of this prospectus supplement.

The form and terms of the New Notes are the same as the form and terms of the Initial Notes except that the New Notes:

(a)	will be registered under the U.S. Securities Act, and therefore will not contain restrictions on transfer;

(b)	will not contain provisions relating to any additional interest, as described under “- Additional Interest”, or the special mandatory redemption (which is no longer applicable);

(c)	will bear different CUSIP numbers from the Initial Notes of the respective series; and

(d)	will not entitle their holders to registration rights.

The New Notes will evidence the same debt as the Initial Notes of the related series and will be entitled to the benefits of the Indenture.

As of the date of this prospectus supplement, US$1,200,000,000 aggregate principal amount of the Initial 2027 Notes were outstanding, US$700,000,000 aggregate principal amount of the Initial 2037 Notes were outstanding and US$1,000,000,000 aggregate principal amount of the Initial 2047 Notes were outstanding.

We will be deemed to have accepted validly tendered Initial Notes when, as and if we have given written notice thereof to The Bank of New York Mellon, the exchange agent. The exchange agent will act as agent for the tendering holders of Initial Notes for the purpose of receiving the New Notes from us and delivering the New Notes to such holders.

Upon consummation of the exchange offer, any Initial Notes not tendered will remain outstanding and continue to accrue interest but holders of Initial Notes who do not exchange their Initial Notes for New Notes in the exchange offer will no longer be entitled to registration rights or the payment of additional interest. In addition, such holders will not be able to offer or sell their Initial Notes, unless such Initial Notes are subsequently registered under the U.S. Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the U.S. Securities Act and applicable state securities laws.

If any tendered Initial Notes are not accepted for exchange because of an invalid tender, the occurrence of specified other events set forth in this prospectus supplement or otherwise, the certificates for any unaccepted Initial Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the expiration date of the exchange offer. See “- Procedures for Tendering”.

The exchange offer is not conditioned upon any minimum principal amount of Initial Notes being tendered for exchange. However, the obligation to accept Initial Notes for exchange pursuant to the exchange offer is subject to certain customary conditions as set forth herein under “- Conditions”.

Expiration Date; Extensions; Amendments

The term “expiration date” will mean 5:00 p.m., New York City time, on December 11, 2017, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” will mean the latest date and time to which the exchange offer is extended.

To extend the expiration date, we will notify the exchange agent of any extension by written notice and will notify the registered holders of the Initial Notes by means of a press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

(a)	to delay accepting any Initial Notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under “- Conditions” have not been satisfied, by giving written notice of any delay, extension or termination to the exchange agent, or

(b)	to amend the terms of the exchange offer in any manner. Such decision will also be communicated in a press release or other public announcement prior to 9:00 a.m., New York City time on the next business day following such decision.

Any announcement of delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice thereof to the exchange agent. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the registered holders.

Without limiting the manner in which we may choose to make public announcement of any delay, extension, amendment or termination of the exchange offer, we shall have no obligations to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

Interest on the New Notes

Interest on the New 2027 Notes will accrue initially from the last interest payment date on which interest was paid on the Initial 2027 Notes surrendered in exchange therefor, and thereafter from the last interest payment date on which interest has been paid on the New 2027 Notes. Interest on the New 2037 Notes will accrue initially from the Issue Date or from the last interest payment date on which interest was paid on the Initial 2037 Notes surrendered in exchange therefor, and thereafter from the last interest payment date on which interest has been paid on the New 2037 Notes. Interest on the New 2047 Notes will accrue initially from the Issue Date or from the last interest payment date on which interest was paid on the Initial 2047 Notes surrendered in exchange therefor, and thereafter from the last interest payment date on which interest has been paid on the New 2047 Notes. Interest on the New 2027 Notes will be payable semi-annually in arrears on April 15 and October 15 of each year, to the persons in whose names the New 2027 Notes are registered at the close of business on the preceding April 1 or October 1, respectively. Interest on the New 2037 Notes will be payable semi-annually in arrears on June 15 and December 15 of each year, to the persons in whose names the New 2037 Notes are registered at the close of business on the preceding June 1 or December 1, respectively. Interest on the New 2047 Notes will be payable semi-annually in arrears on June 15 and December 15 of each year, to the persons in whose names the New 2047 Notes are registered at the close of business on the preceding June 1 or December 1, respectively. Unless a registration default occurs and we are required to do so under the Registration Rights Agreement, no additional interest will be paid on the Initial Notes tendered and accepted for exchange. See “- Additional Interest”.

Procedures for Tendering

Only a holder of Initial Notes may tender Initial Notes in the exchange offer. To tender in the exchange offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal or transmit an “agent’s message” in connection with a book-entry transfer, and mail or otherwise deliver the Letter of Transmittal or the facsimile, together with the Initial Notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. To be tendered effectively, the Initial Notes, Letter of Transmittal or an agent’s message and other required documents must be completed and received by the exchange agent at the address set forth below under “- Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date. Delivery of the Initial Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of the book-entry transfer must be received by the exchange agent prior to the expiration date.

The term “agent’s message” means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent forming a part of a confirmation of a book-entry, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the Initial Notes that the participant has received and agrees: (1) to participate in DTC’s Automated Tender Offer Program (“ATOP”); (2) to be bound by the terms of the Letter of Transmittal; and (3) that we may enforce the agreement against the participant.

By executing the Letter of Transmittal, each holder will make to us the representations set forth above in the third paragraph under the heading “- Resale of New Notes”. The tender by a holder and our acceptance thereof will constitute agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus supplement and in the Letter of Transmittal or agent’s message.

The method of delivery of Initial Notes and the Letter of Transmittal or agent’s message and all other required documents to the exchange agent is at the election and sole risk of the holder. If such delivery is by mail, it is suggested that registered or certified mail with return receipt requested, properly insured, be used. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No Letter of Transmittal or Initial Notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for them.

Any beneficial owner whose Initial Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf.

Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. through a commercial bank or trust company having an office or correspondent in the U.S. or through an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the U.S. Exchange Act (an “Eligible Institution”), unless the Initial Notes tendered pursuant to the Letter of Transmittal are tendered (1) by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the Letter of Transmittal or (2) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by an Eligible Institution.

If the Letter of Transmittal is signed by a person other than the registered holder of any Initial Notes, the Initial Notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder’s name appears on the Initial Notes with the signature thereon guaranteed by an Eligible Institution.

If the Letter of Transmittal or any Initial Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, the person signing should so indicate when signing, and evidence satisfactory to us of its authority to so act must be submitted with the Letter of Transmittal.

The exchange agent is obligated within two (2) business days following the Commencement Date to establish a book-entry account with respect to the Initial Notes at DTC for the purpose of facilitating the exchange offer, and subject to the establishment thereof, any financial institution that is a participant in DTC’s system may make book-entry delivery of Initial Notes by causing DTC to transfer the Initial Notes into the exchange agent’s account with respect to the Initial Notes in accordance with DTC’s procedures for the transfer. Although delivery of the Initial Notes may be effected through book-entry transfer into the exchange agent’s account at DTC, the Initial Notes will not be tendered effectively unless an agent’s message is received by the exchange agent in compliance with ATOP, an appropriate Letter of Transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below under “- Guaranteed Delivery Procedures” are complied with, within the time period provided under the procedures. Delivery of documents to DTC does not constitute delivery to the exchange agent.

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered Initial Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Initial Notes not properly tendered or any Initial Notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right in our sole discretion to waive any defects, irregularities or conditions of tender as to particular Initial Notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the Letter of Transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Initial Notes must be cured within the time we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Initial Notes, neither we, the exchange agent nor any other person will incur any liability for failure to give the notification. Tenders of Initial Notes will not be deemed to have been made until the defects or irregularities have been cured or waived. Any Initial Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the expiration date.

Guaranteed Delivery Procedures

Holders who wish to tender their Initial Notes and (1) whose Initial Notes are not immediately available, (2) who cannot deliver their Initial Notes, the Letter of Transmittal or any other required documents to the exchange agent, or (3) who cannot complete the procedures for book-entry transfer, prior to the expiration date, may effect a tender if:

(a)	the tender is made through an Eligible Institution;

(b)	prior to the expiration date, the exchange agent receives from an Eligible Institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, by hand or sent by overnight courier, facsimile transmission, or registered or certified mail, setting forth the following:

(i)	the name and address of the holder, the registration or certificate number(s) of the Initial Notes and the principal amount of Initial Notes tendered;

(ii)	stating that the tender is being made thereby; and

(iii)	guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the Letter of Transmittal or facsimile thereof together with the certificate(s) representing the Initial Notes or a confirmation of book-entry transfer of the Initial Notes into the exchange agent’s account at DTC, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the exchange agent; and

(c)	the properly completed and executed Letter of Transmittal or facsimile thereof, as well as the certificate(s) representing all tendered Initial Notes in proper form for transfer or a confirmation of book-entry transfer of the Initial Notes into the exchange agent’s account at DTC, and all other documents required by the Letter of Transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their Initial Notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus supplement, tenders of Initial Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, a written or facsimile transmission of a notice of withdrawal must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date at the address set forth in the Letter of Transmittal, or the holder must comply with the appropriate procedures of the DTC, including ATOP. Any notice of withdrawal must:

(a)	specify the name of the person having deposited the Initial Notes to be withdrawn;

(b)	identify the Initial Notes to be withdrawn, including the principal amount of such Initial Notes;

(c)	in the case of Initial Notes tendered by book-entry transfer, specify the name and the number of the account at DTC to be credited and otherwise comply with the procedures of the depository;

(d)	contain a statement that such holder is withdrawing its election to have such Initial Notes exchanged;

(e)	be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which the Initial Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustees with respect to the Initial Notes register the transfer of the Initial Notes in the name of the person withdrawing the tender; and

(f)	specify the name in which any Initial Notes are to be registered, if different from the person who tendered such Initial Notes.

All questions as to the validity, form and eligibility, including time of receipt, of the notices will be determined by us, which determination will be final and binding on all parties. Any Initial Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no New Notes will be issued with respect thereto unless the Initial Notes so withdrawn are validly retendered. Any Initial Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof, or credited to an account maintained with DTC for the Initial Notes, without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Initial Notes may be retendered by following one of the procedures described above under “- Procedures for Tendering” at any time prior to the expiration date.

Conditions

Notwithstanding any other term of the exchange offer, Initial Notes will not be required to be accepted for exchange, nor will New Notes be issued in exchange for any Initial Notes, and we may terminate or amend the exchange offer or, at our option, modify, extend or otherwise amend the exchange offer, if, because of any change in law, or applicable interpretations thereof by the SEC, we determine in our sole discretion that we are not permitted to effect the exchange offer. We have no obligation to, and will not knowingly, permit acceptance of tenders of Initial Notes from our affiliates or from any other holder or holders who are not eligible to participate in the exchange offer under applicable law or interpretations thereof by the staff of the SEC or if the New Notes to be received by such holder or holders of Initial Notes in the exchange offer, upon receipt, will not be tradable by such holder without restriction under the U.S. Securities Act and the U.S. Exchange Act and without material restrictions under the “blue sky” or securities laws of a substantial majority of all of the states of the U.S. Other than requirements under U.S. federal and state securities laws, we do not need to satisfy any regulatory requirements or obtain any regulatory approvals to conduct the exchange offer.

If any of the foregoing conditions are not satisfied, we may, at any time on or prior to the expiration date:

(a)	terminate the exchange offer and promptly return all tendered Initial Notes to the respective tendering holders; or

(b)	modify, extend or otherwise amend the exchange offer and retain all tendered Initial Notes until the expiration date, as extended, subject, however, to the withdrawal rights of holders.

We will not accept for exchange any Initial Notes tendered, and no New Notes will be issued in exchange for any such Initial Notes, if at such time any stop order shall be threatened or be in effect with respect to the registration statement of which this prospectus supplement constitutes a part. We are required to use our commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement at the earliest practicable date.

In addition, subject to applicable law, we may in our absolute discretion terminate the exchange offer for any other reason.

Exchange Agent

The Bank of New York Mellon has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, copies of this prospectus supplement, the accompanying prospectus or of the Letter of Transmittal and requests for notice of guaranteed delivery should be directed to the exchange agent as provided in the Letter of Transmittal.

Fees and Expenses

We will bear and pay promptly all expenses incident to our performance of, or compliance with, the Registration Rights Agreement, excluding the fees and expenses, if any, of counsel for the initial purchasers, incurred in connection with the exchange offer. If any expenses incident to the performance of, or compliance with, our obligations under the Registration Rights Agreement are incurred, assumed or paid by any noteholder, we will reimburse such noteholder for such expenses so incurred, assumed or paid by such noteholder promptly after receipt of a request therefor. However, we will not reimburse any noteholder for any agency fees and commissions and underwriting discounts and commissions, if any, or transfer taxes, if any, attributable to the sale of the Notes, and the fees and disbursements of any counsel or other advisors or experts retained by any such noteholder, unless we are specifically required to do so under the Registration Rights Agreement.

We will bear and pay all expenses of soliciting tenders. The principal solicitation is being made by mail, but additional solicitation may be made by telecopy, telephone or in person by our and our affiliates’ officers and regular employees.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses incurred in connection with these services.

Consequences of Failure to Exchange

Holders of Initial Notes who do not exchange their Initial Notes for New Notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such Initial Notes as set forth in the legend thereon as a consequence of the issuance of the Initial Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws. The Initial Notes may not be offered, sold or otherwise transferred, except in compliance with the registration requirements of the U.S. Securities Act, pursuant to an exemption from registration under the U.S. Securities Act or in a transaction not subject to the registration requirements of the U.S. Securities Act, and in compliance with applicable state securities laws. Except as may be required by the Registration Rights Agreement, we do not currently anticipate that we will register the Initial Notes under the U.S. Securities Act at any time following the expiration of the exchange offer. To the extent that Initial Notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted Initial Notes could be adversely affected. See “Risk Factors – Risks Related to the Exchange Offer – If you do not exchange your Initial Notes for New Notes, they will continue to be restricted securities and may become less liquid”.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and loan capital, on a consolidated basis, since September 30, 2017.

PRIOR SALES

The following table summarizes our issuances of Initial Notes during the 12 months prior to the date of this prospectus supplement:

Date	Security	Principal Amount per Security	Weighted Average Issue Price per Security, as applicable	Number of Securities	Aggregate Principal Amount
April 7, 2017	4.25% Notes due 2027	US$1,000.00	US$999.83	1,200,000	US$1,200,000,000
April 7, 2017	5.25% Notes due 2037	US$1,000.00	US$999.09	700,000	US$ 700,000,000
April 7, 2017	5.40% Notes due 2047	US$1,000.00	US$998.93	1,000,000	US$1,000,000,000

EARNINGS COVERAGE

Period Ended December 31, 2016

The following sets forth our earnings coverage ratios calculated for the twelve month period ended December 31, 2016, based on audited financial information. The following financial ratios give pro forma effect to the issuance of and related use of proceeds of the following: the issuance of the Initial Notes and the net drawdown of an aggregate principal amount of $2.65 billion on the Bridge Facility (and such adjustments hereinafter referred to collectively as the “December 31, 2016 Adjustments”). Adjustments for other normal course issuances and repayments of financial liabilities subsequent to December 31, 2016, would not materially affect the ratios and, as a result, have not been made. A second set of financial ratios have been included that also give pro forma effect to the acquisition from ConocoPhillips of its 50 percent interest in FCCL (the “FCCL Acquisition”) as reflected in our unaudited pro forma consolidated statement of earnings for the year ended December 31, 2016 contained in our unaudited pro forma consolidated financial statements as at and for the year ended December 31, 2016 which are contained in our prospectus supplement dated March 29, 2017 (the “March 2017 Prospectus”) to our short form base shelf prospectus dated February 24, 2016 and incorporated by reference in the BAR, which is itself incorporated by reference in the prospectus. The March 2017 Prospectus is available on SEDAR.

After giving pro forma effect to the December 31, 2016 Adjustments, our adjusted borrowing costs on all interest bearing financial liabilities amounted to $626 million for the twelve month period ended December 31, 2016. Our net earnings plus income tax and borrowing costs on all interest bearing financial liabilities for the twelve month period ended December 31, 2016 was $(467) million, which is (0.7) times our adjusted borrowing cost requirements for the period. After also giving pro forma effect to the FCCL Acquisition, our net earnings plus income tax and borrowing costs on all interest bearing financial liabilities was $1,774 million for the twelve month period ended December 31, 2016, which is 2.8 times our adjusted borrowing cost requirements for the period.

	December 31, 2016	Giving Pro Forma effect to the FCCL Acquisition December 31, 2016
Net earnings available for all interest bearing financial liabilities(1)	(0.7) times(2)	2.8 times
Supplemental coverage ratio: net earnings available for short-term borrowings and long-term debt before unrealized (gains) and losses on risk management activities(3)	0.1 times(4)	3.7 times

Notes:

(1)	Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities; divided by borrowing costs for all interest bearing financial liabilities.
(2)	The dollar amount of the numerator for this earnings coverage ratio that would be required to achieve a ratio of one-to-one is $626 million.
(3)	Calculated as net earnings plus income tax, interest on short-term borrowings and long-term debt and before unrealized (gains) and losses on risk management activities; divided by interest expense on short-term borrowings and long-term debt. This supplemental coverage ratio is therefore based on a financial measure that is a non-GAAP financial measure and does not have the standardized meaning of “earnings” as prescribed by Form 44-101F1 – Short Form Prospectus (“44-101F1”) and therefore may not be comparable to similar measures presented by other entities. This measure should not be construed as an alternative to the prescribed ratios based off of “earnings” as defined in 44-101F1. We believe that this supplemental coverage ratio is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods.
(4)	The dollar amount of the numerator for this earnings coverage ratio that would be required to achieve a ratio of one-to-one is $626 million.

Period ended September 30, 2017

The following sets forth our earnings coverage ratios calculated for the twelve month period ended September 30, 2017, based on unaudited financial information. Adjustments for normal course issuances and repayments of financial liabilities subsequent to September 30, 2017, would not materially affect the ratios and, as a result, have not been made.

Our adjusted borrowing costs on all interest bearing financial liabilities amounted to $491 million for the twelve month period ended September 30, 2017. Our net earnings plus income tax and borrowing costs on all interest bearing financial liabilities was $3,944 million for the twelve month period ended September 30, 2017, which is 8.0 times our adjusted borrowing cost requirements for the period.

September 30, 2017
Net earnings available for all interest bearing financial liabilities(1)	8.0 times
Supplemental coverage ratio: net earnings available for short-term borrowings and long-term debt before unrealized (gains) and losses on risk management activities(2)	8.4 times

Notes:

(1)	Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities; divided by borrowing costs for all interest bearing financial liabilities. Net earnings includes a non-cash revaluation gain of $2.5 billion.
(2)	Calculated as net earnings plus income tax, interest on short-term borrowings and long-term debt and before unrealized (gains) and losses on risk management activities; divided by interest expense on short-term borrowings and long-term debt. Net earnings includes a non-cash revaluation gain of $2.5 billion. This supplemental coverage ratio is therefore based on a financial measure that is a non-GAAP financial measure and does not have the standardized meaning of “earnings” as prescribed by 44-101F1 and therefore may not be comparable to similar measures presented by other entities. This measure should not be construed as an alternative to the prescribed ratios based off of “earnings” as defined in 44-101F1. We believe that this supplemental coverage ratio is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods.

DESCRIPTION OF THE NEW NOTES

In this section only, “we”, “us”, “our” or “Cenovus” refer only to Cenovus Energy Inc. without any of its subsidiaries or partnerships through which it operates.

The New Notes will be issued under the indenture (the “Indenture”) dated as of April 7, 2017 between us and The Bank of New York Mellon, as the “Trustee”. The following summary of the Indenture describes the material terms and provisions of the New Notes. However, it is the Indenture, and not this summary, that will govern your rights as a holder of the New Notes. Because this is a summary, it may not contain all the information that is important to you. You should read the Indenture in its entirety. A copy of the Indenture was filed with the SEC via EDGAR as Exhibit 7.2 to the registration statement of which this prospectus supplement forms a part, and was filed on SEDAR on November 8, 2017.

General

Payment of the principal, premium, if any, and interest on the New Notes will be made in U.S. dollars.

The New Notes are our direct unsecured and unsubordinated obligations ranking equally and ratably in right of payment with all of our other unsecured and unsubordinated indebtedness. The New 2027 Notes will be issued in an aggregate principal amount of US$1,200,000,000, in exchange for a like aggregate principal amount of Initial 2027 Notes, the New 2037 Notes will be issued in an aggregate principal amount of US$700,000,000, in exchange for a like aggregate principal amount of Initial 2037 Notes, and the New 2047 Notes will be issued in an aggregate principal amount of US$1,000,000,000, in exchange for a like aggregate principal amount of Initial 2047 Notes. The New 2027 Notes will mature on April 15, 2027 and will bear interest at the rate of 4.25% per annum. The New 2037 Notes will mature on June 15, 2037 and will bear interest at the rate of 5.25% per annum. The New 2047 Notes will mature on June 15, 2047 and will bear interest at the rate of 5.40% per annum. Interest on the New 2027 Notes will be payable semi-annually in arrears on April 15 and October 15 of each year, to the persons in whose names the New 2027 Notes are registered at the close of business on the preceding April 1 or October 1, respectively. Interest on the New 2037 Notes will be payable semi-annually in arrears on June 15 and December 15 of each year, to the persons in whose names the New 2037 Notes are registered at the close of business on the preceding June 1 or December 1, respectively. Interest on the New 2047 Notes will be payable semi-annually in arrears on June 15 and December 15 of each year, to the persons in whose names the 2047 notes are registered at the close of business on the preceding June 1 or December 1, respectively. Unless we extend the exchange offer, the interest payable in respect of the New 2037 Notes and the New 2047 Notes on the first interest payment date of December 15, 2017 will be paid to the holders of record of the Initial 2037 Notes and the Initial 2047 Notes as of December 1, 2017. The New Notes will be issued in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

Interest will be computed on the basis of a 360-day year of twelve 30-day months. The interest period relating to an interest payment date shall be the period from but not including the preceding interest payment date to and including the relevant interest payment date.

If any date on which principal of, premium on or interest on the New Notes is payable is not a business day, then payment of the principal, premium or interest payable on that date will be made on the next succeeding date which is a business day (and without any additional interest or other payment in respect of any delay), with the same force and effect as if made on such date.

Solely for the purposes of disclosure under the Interest Act (Canada) and without affecting the amount of interest payable on any New Notes, the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of twelve 30-day months is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period.

The principle of deemed reinvestment of interest does not apply to any interest calculation on the New Notes with respect to us, and the rates of interest stipulated in the New Notes payable by us are intended to be nominal rates and not effective rates or yields.

We may from time to time without notice to, or the consent of, the holders of the New 2027 Notes, the New 2037 Notes and the New 2047 Notes, create and issue additional notes under the Indenture. Such additional notes will rank equally and have the same terms as the New 2027 Notes, the New 2037 Notes and the New 2047 Notes, respectively, offered hereby in all respects (or in all respects except for the issue date, the public offering price, the payment of interest accruing prior to the issue date of the New Notes, or except for the first payments of interest following the issue date of the New Notes) so that the New Notes may be consolidated and form a single series with the New 2027 Notes, the New 2037 Notes and the New 2047 Notes, as applicable, and have the same terms as to status, redemption and otherwise as the New 2027 Notes, the New 2037 Notes and the New 2047 Notes, as applicable.

The provisions of the Indenture relating to the payment of Additional Amounts in respect of Canadian withholding taxes in certain circumstances (described under the caption “– Payment of Additional Amounts”) and the provisions of the Indenture relating to the redemption of New Notes in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement (described under the caption “– Tax Redemption”) will apply to the New Notes.

The New Notes will not be entitled to the benefits of any sinking fund.

Ranking

The New Notes will be our direct unsecured and unsubordinated obligations and will rank equally and ratably with all of our other unsubordinated and unsecured indebtedness. The New Notes will be structurally subordinated to all existing and future indebtedness and liabilities of any of our consolidated subsidiaries and partnerships. We conduct a substantial portion of our operations through our consolidated subsidiaries and partnerships. As at September 30, 2017, our consolidated subsidiaries and partnerships had no long-term debt outstanding to third parties.

Debt Securities in Global Form

Certificated Notes

The Depositary (as defined herein) may discontinue providing its services as depositary with respect to the New Notes at any time by giving reasonable notice to us and the Trustee. Under these circumstances, and in the event that a successor depositary is not appointed, New Notes in certificated form are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depositary). In that event, New Notes in certificated form will be printed and delivered. If at any time the Depositary ceases to be a clearing agency registered under the U.S. Exchange Act and a successor depositary is not appointed by us within 90 days or if there shall have occurred and be continuing an event of default under the Indenture with respect to the New Notes and the Trustee has received a request from a beneficial holder of outstanding New Notes to issue New Notes in certificated form to such holder, we will issue individual New Notes in certificated form in exchange for the Global Notes.

Debt Securities in Definitive Form

The New Notes will be issued in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of such New Notes, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

•	issue, register the transfer of or exchange any series of the New Notes during a period beginning at the opening of business 15 days before the day of the selection for redemption of New Notes of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

•	register the transfer of or exchange any New Note, or portion thereof, called for redemption, except the unredeemed portion of any New Note being redeemed in part; or

•	issue, register the transfer of or exchange any of the New Notes which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Payment of any interest will be made to the persons in whose name the New Notes are registered at the close of business on the day or days specified by us.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. The Indenture contains the full definition of all such terms.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Applicable Par Call Date” means (i) with respect to the New 2027 Notes, January 15, 2027 (the date that is three months prior to the maturity date of the New 2027 Notes), (ii) with respect to the New 2037 Notes, December 15, 2036 (the date that is six months prior to the maturity date of the New 2037 Notes) and (iii) with respect to the New 2047 Notes, December 15, 2046 (the date that is six months prior to the maturity date of the New 2047 Notes).

“Applicable Spread” means (i) with respect to the New 2027 Notes, 30 basis points, (ii) with respect to the New 2037 Notes, 35 basis points and (iii) with respect to the New 2047 Notes, 37.5 basis points.

“Comparable Treasury Issue” means the U.S. Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the New Notes to be redeemed (assuming, for this purpose, that such series of New Notes matured on the Applicable Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such New Notes to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if fewer than four such Reference Treasury Dealer Quotations are obtained, the average of all such quotations.

“Consolidated Net Tangible Assets” means the total amount of assets of any person on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom:

•	all current liabilities (excluding any indebtedness classified as a current liability and any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed and excluding any liabilities related to assets held for sale);

•	all goodwill, trade names, trademarks, patents and other like intangibles; and

•	appropriate adjustments on account of non-controlling interests of other persons holding shares of the Subsidiaries of such person,

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of such person computed in accordance with GAAP.

“Current Assets” means assets which in the ordinary course of business are expected to be realized in cash or sold or consumed within 12 months.

“Facilities” means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; refineries and related facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquefying facilities, flares, stacks and burning towers; floatation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers; generating plants (including power plants) and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

“Financial Instrument Obligations” means obligations arising under:

•	interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

•	currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

•	commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

“GAAP” means generally accepted accounting principles in Canada which are in effect from time to time (including, for clarity and as applicable, International Financial Reporting Standards as issued by the International Accounting Standards Board), unless the person’s most recent audited or quarterly financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case GAAP shall mean generally accepted accounting principles in the U.S. in effect from time to time.

“Independent Investment Banker” means one of the Reference Treasury Dealers, which is appointed by Cenovus.

“Lien” means, with respect to any properties or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, charge, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such properties or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

“Non-Recourse Debt” means indebtedness to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such indebtedness, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other person acting on behalf of such lender) in respect of such indebtedness is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such indebtedness has been incurred and to the receivables, inventory, equipment, chattels payable, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.

“Permitted Liens” of any person at any particular time means:

•	Liens existing as of the date of the Indenture or arising thereafter pursuant to contractual commitments entered into prior to such date;

•	Liens on Current Assets given in the ordinary course of business to any financial institution or others to secure any indebtedness payable on demand or maturing (including any right of extension or renewal) within 12 months from the date such indebtedness is incurred;

•	Liens in connection with indebtedness, which, by its terms, is Non-Recourse Debt to us or any of our Subsidiaries;

•	Liens existing on property or assets at the time of acquisition (including by way of lease) by such person, provided that such Liens were not incurred in anticipation of such acquisition;

•	Liens or obligations to incur Liens (including under indentures, trust deeds and similar instruments) on property or assets of another person existing at the time such other person becomes a Subsidiary of such person, or is liquidated or merged into, or amalgamated or consolidated with, such person or Subsidiary of such person or at the time of the sale, lease or other disposition to such person or Subsidiary of such person of all or substantially all of the properties and assets of such other person, provided that such Liens were not incurred in anticipation of such other person becoming a Subsidiary of such person;

•	Liens upon property or assets of whatsoever nature other than Restricted Property;

•	Liens upon property, assets or facilities used in connection with, or necessarily incidental to, the purchase, sale, storage, transportation or distribution of oil or gas, or the products derived from oil or gas;

•	Liens arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, storage, transportation, distribution, gathering or processing of Restricted Property, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other agreements which are customary in the oil and natural gas business, provided in all instances that such Lien is limited to the property or assets that are the subject of the relevant agreement;

•	Liens on assets or property (including oil sands property) securing: (i) all or any portion of the cost of acquisition (directly or indirectly), surveying, exploration, drilling, development, extraction, operation, production, construction, alteration, repair or improvement of all or any part of such assets or property, the plugging and abandonment of wells and the decommissioning or removal of structures or facilities located thereon, and the reclamation and clean-up of such properties, facilities and interests and surrounding lands whether or not owned by us or our Restricted Subsidiaries, (ii) all or any portion of the cost of acquiring (directly or indirectly), developing, constructing, altering, improving, operating or repairing any assets or property (or improvements on such assets or property) used or to be used in connection with such assets or property, whether or not located (or located from time to time) at or on such assets or property, (iii) indebtedness incurred by us or any of our Subsidiaries to provide funds for the activities set forth in clauses (i) and (ii) above, provided such indebtedness is incurred prior to, during or within two years after the completion of acquisition, construction or such other activities referred to in clauses (i) and (ii) above, and (iv) indebtedness incurred by us or any of our Subsidiaries to refinance indebtedness incurred for the purposes set forth in clauses (i) and (ii) above. Without limiting the generality of the foregoing, costs incurred after the date hereof with respect to clauses (i) or (ii) above shall include costs incurred for all facilities relating to such assets or property, or to projects, ventures or other arrangements of which such assets or property form a part or which relate to such assets or property, which facilities shall include, without limitation, Facilities, whether or not in whole or in part located (or from time to time located) at or on such assets or property;

•	Liens granted in the ordinary course of business in connection with Financial Instrument Obligations;

•	Purchase Money Mortgages;

•	Liens in favor of us or any of our Subsidiaries to secure indebtedness owed to us or any of our Subsidiaries;

•	any Lien the validity of which is being contested at the time by us or any of our Subsidiaries in good faith or payment of which has been provided for by creation of a reserve in an amount in cash sufficient to pay the same in full; and

•	any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any Lien referred to in the foregoing clauses; provided, however, that (i) such new Lien shall be limited to all or part of the property or assets which was secured by the prior Lien plus improvements on such property or assets and (ii) the indebtedness, if any, secured by the new Lien is not increased from the amount of the indebtedness secured by the prior Lien then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations, refinancings, replacements, exchanges or refundings.

“Purchase Money Mortgage” of any person means any Lien created upon any property or assets of such person to secure or securing the whole or any part of the purchase price of such property or assets or the whole or any part of the cost of constructing or installing fixed improvements thereon or to secure or securing the repayment of money borrowed to pay the whole or any part of such purchase price or cost of any vendor’s privilege or Lien on such property or assets securing all or any part of such purchase price or cost including title retention agreements and leases in the nature of title retention agreements; provided that (i) the principal amount of money borrowed which is secured by such Lien does not exceed 100% of such purchase price or cost and any fees incurred in connection therewith, and (ii) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item.

“Redemption Date”, when used with respect to any note of any series to be redeemed, in whole or in part, means the date fixed for such redemption by or pursuant to the Indenture.

“Reference Treasury Dealers” means each of J.P. Morgan Securities LLC, RBC Capital Markets, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated or their affiliates, plus two others which are primary U.S. government securities dealers and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. government securities dealer in the U.S. (a “Primary Treasury Dealer”), we shall substitute for it another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by such Reference Treasury Dealers at 3:30 p.m. New York time on the third business day preceding such redemption date.

“Restricted Property” means any oil, gas or mineral property of a primary nature located in the U.S. or Canada, and any facilities located in the U.S. or Canada directly related to the mining, processing or manufacture of hydrocarbons or minerals, or any of the constituents thereof or the derivatives therefrom and includes Voting Shares or other interests of a corporation or other person which owns such property or facilities, but does not include (i) any property or facilities used in connection with or necessarily incidental to the purchase, sale, storage, transportation or distribution of Restricted Property, (ii) any property which, in the opinion of our board of directors, is not materially important to the total business conducted by us and our Subsidiaries as an entirety, or (iii) any portion of a particular property which, in the opinion of our board of directors, is not materially important to the use or operation of such property.

“Restricted Subsidiary” means any Subsidiary of ours which owns Restricted Property which assets, calculated on a consolidated basis, represent not less than the greater of (i) 5% of our Consolidated Net Tangible Assets and (ii) $100,000,000 (or the equivalent thereof in any other currency), excluding however any Subsidiary of ours if the amount of our share of the Shareholders’ Equity therein does not at the time exceed 2% of our Shareholders’ Equity.

“Shareholders’ Equity” means the aggregate amount of shareholders’ equity (including but not limited to share capital, paid in surplus, accumulated other comprehensive income and retained earnings, but excluding non-controlling interests) of a person as shown on the most recent annual audited or unaudited interim consolidated balance sheet of such person and computed in accordance with GAAP.

“Subsidiary” of any person means, on any date, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

“Voting Shares” means shares of any class of any corporation carrying voting rights under all circumstances, provided that, for the purposes of this definition, shares which only carry the right to vote conditionally on the happening of any event shall not be considered Voting Shares, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such an event, or solely because the right to vote may not be exercisable under the charter of the corporation.

Certain Covenants

Limitation on Liens

The Indenture provides that so long as any of the New Notes are outstanding and subject to the provisions of the Indenture, we will not, and will not permit any of our Restricted Subsidiaries to, create, incur, assume or otherwise have outstanding any Lien securing any indebtedness for borrowed money or interest thereon (or any liability of ours or such Restricted Subsidiaries under any guarantee or endorsement or other instrument under which we or such Restricted Subsidiaries are contingently liable, either directly or indirectly, for borrowed money or interest thereon), other than Permitted Liens, without also simultaneously or prior thereto securing, or causing such Restricted Subsidiaries to secure, indebtedness under the Indenture so that the New Notes are secured equally and ratably with or prior to such other indebtedness or liability, except that we and our Restricted Subsidiaries may incur a Lien to secure indebtedness for borrowed money without securing the New Notes if, after giving effect thereto, the principal amount of indebtedness for borrowed money secured by Liens created, incurred or assumed after the date of the Indenture and otherwise prohibited by the Indenture does not exceed 12% of our Consolidated Net Tangible Assets.

Notwithstanding the foregoing, transactions such as the sale (including any forward sale) or other transfer of (i) oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified rate of return (however determined), or a specified amount of such oil, gas, minerals, or other resources of a primary nature, or (ii) any other interest in property of the character commonly referred to as a “production payment”, will not constitute a Lien and will not result in us or a Restricted Subsidiary being required to secure the New Notes.

Consolidation, Amalgamation, Merger and Sale of Assets

We may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, partnership or trust, or convey, transfer or lease all or substantially all our properties and assets to any person, unless:

•	the entity formed by or continuing from such consolidation or amalgamation or into which we are merged or with which we enter into such statutory arrangement or the person which acquires or leases all or substantially all of our properties and assets is a corporation, partnership or trust organized and validly existing under the laws of the U.S., any state thereof or the District of Columbia or the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, statutory arrangement or other transaction would not impair the rights of the holders of the New Notes, in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than the U.S., any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the successor entity assumes our obligations under the New Notes and the Indenture to pay Additional Amounts, with the name of such successor jurisdiction being included in addition to Canada in each place that Canada appears in “– Payment of Additional Amounts” and “– Tax Redemption” below;

•	the successor entity expressly assumes or assumes by operation of law all of our obligations under the New Notes and under the Indenture;

•	immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default under the Indenture, shall have happened and be continuing; and

•	certain other conditions are met.

In addition, we may, notwithstanding anything in the Indenture, consolidate or amalgamate with or merge into or enter into a statutory arrangement with any direct or indirect wholly-owned Subsidiary and may convey, transfer or lease all or substantially all of our properties and assets to any direct or indirect wholly-owned Subsidiary without complying with the above provisions in a transaction or series of transactions in which we retain all of our obligations under and in respect of all outstanding New Notes under the Indenture (a “Permitted Reorganization”) provided that on or prior to the date of the Permitted Reorganization, we deliver to the Trustee an officer’s certificate confirming that, as of the date of the Permitted Reorganization:

•	substantially all of our unsubordinated and unsecured indebtedness for borrowed money which ranked pari passu with the then outstanding New Notes under the Indenture immediately prior to the proposed Permitted Reorganization will rank no better than pari passu with the then outstanding New Notes under the Indenture after the Permitted Reorganization; for certainty, there is no requirement for any such other indebtedness to obtain or maintain similar ranking to the then outstanding New Notes under the Indenture and such other indebtedness may be structurally subordinated or otherwise subordinated to the then outstanding New Notes under the Indenture; or

•	at least two of our then current credit rating agencies (or if only one credit rating agency maintains ratings in respect of the New Notes at such time, that one credit rating agency) have affirmed that the rating assigned by them to the New Notes shall not be downgraded as a result of the Permitted Reorganization.

These requirements and restrictions only apply to a merger, amalgamation, statutory arrangement or consolidation in which we are not the surviving corporation and to conveyances, leases and transfers by us as transferor or lessor. For greater certainty, we shall be considered to be the surviving corporation in the event of a statutory amalgamation by us with any Subsidiary wholly-owned by us.

If, as a result of any such transaction, any of our or our Restricted Subsidiaries’ Restricted Properties become subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the “Limitation on Liens” covenant above without equally and ratably securing the New Notes, we, simultaneously with or prior to such transaction, will secure, or cause the applicable Restricted Subsidiary to secure, the New Notes to be secured equally and ratably with or prior to the indebtedness secured by such Lien.

Optional Redemption

Prior to the Applicable Par Call Date, we may redeem the New 2027 Notes, the New 2037 Notes and the New 2047 Notes, in each case in whole or in part, at the option of Cenovus at any time or from time to time, at a redemption price equal to the greater of:

•	100% of the principal amount of the New Notes to be redeemed, and

•	the sum of the present values of the remaining scheduled payments of principal and interest on the New Notes to be redeemed that would be due if such series of New Notes matured on the Applicable Par Call Date (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus the Applicable Spread for such series of New Notes, plus, in each case, accrued interest thereon to the Redemption Date.

On or after the Applicable Par Call Date, we may redeem the New 2027 Notes, the New 2037 Notes and the New 2047 Notes, in each case in whole or in part, at a redemption price equal to 100% of the principal amount of the New Notes to be redeemed, plus accrued and unpaid interest thereon to the Redemption Date.

Notice of any redemption will be mailed at least 10 days but not more than 60 days before the redemption date to each holder of the New Notes to be redeemed.

In case of any redemption at the election of Cenovus, Cenovus shall, at least 60 days prior to the Redemption Date fixed by Cenovus (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee in writing of such Redemption Date and of the principal amount of the New Notes of such series to be redeemed and shall deliver to the Trustee such documentation and records as shall enable the Trustee to select the New Notes to be redeemed pursuant to the terms of the Indenture.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the New Notes or the portions of the New Notes called for redemption.

In the case of a partial redemption of the New 2027 Notes, the New 2037 Notes or the New 2047 Notes, selection of such New Notes for redemption will be made in accordance with DTC procedures. If any New Note is redeemed in part, the notice of redemption relating to such New Note shall state the portion of the principal amount thereof to be redeemed; provided that no New Note in an aggregate principal amount of US$2,000 or less shall be redeemed in part. A replacement New Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original New Note.

Payment of Additional Amounts

All payments made by or on behalf of us under or with respect to each series of the New Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Canadian Taxes”), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the New Notes, we will pay to each holder of such New Notes as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each such holder (including the Additional Amounts) after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a noteholder in respect of the beneficial owner thereof (such holder or beneficial owner, an “Excluded Holder”):

•	with which we do not deal at arm’s length (for the purposes of the Income Tax Act (Canada) and the regulations promulgated thereunder (the ‘‘Canadian Tax Act’’)) at the time the amount is paid or payable;

•	which is subject to such Canadian Taxes by reason of the noteholder or beneficial owner being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province thereof otherwise than by the mere holding of the New Notes or the receipt of payments thereunder; or

•	which is subject to such Canadian Taxes by reason of the noteholder’s or beneficial owner’s failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

In addition, Additional Amounts will not be payable if the beneficial owner of, or person ultimately entitled to obtain an interest in, such New Notes is not the sole beneficial owner of such payments, or is a fiduciary or partnership, to the extent that any beneficial owner, beneficiary or settlor with respect to such fiduciary or any partner or member of such partnership would not have been entitled to such Additional Amounts with respect to such payments had such beneficial owner, beneficiary, settlor, partner or member received directly its beneficial or distributive shares of such payments. In addition, Additional Amounts will not be payable with respect to any Canadian Taxes which are payable otherwise than by withholding from payments of, or in respect of, principal of, or interest on, the New Notes.

We will also:

•	make such withholding or deduction; and

•	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to the holders of the New Notes, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

We will indemnify and hold harmless each holder in respect of the beneficial owner of New Notes (other than an Excluded Holder) and upon written request reimburse each such holder for the amount (excluding any Additional Amounts that have previously been paid by us with respect thereto) of:

•	the payment of any Canadian Tax, together with any interest, penalties and reasonable expenses in connection therewith; and

•	any Canadian Taxes imposed with respect to any reimbursement under the preceding clause, but excluding any such Canadian Taxes on such holder’s net income.

Notwithstanding the foregoing, provided that we are (or any successor is) an entity organized under the laws of the U.S., any state thereof, or the District of Columbia, or the laws of Canada or any province or territory thereof, no Additional Amounts or indemnity amounts will be payable in excess of Additional Amounts or the indemnity amounts which would be required if the holder of New Notes was a resident of the U.S. and a “qualifying person” for purposes of the Canada-United States Income Tax Convention (1980), as amended.

Wherever in the Indenture or the New Notes there is mentioned, in any context, the payment of principal (and premium, if any), interest, if any, or any other amount payable under or with respect to a note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

Each series of the New Notes will be subject to redemption at any time, in whole and not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we or our successor determines that:

•	as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after (i) April 4, 2017 or (ii) if applicable, the date a person organized in a jurisdiction other than Canada or the U.S. becomes our successor pursuant to the consolidation covenant of the Indenture described above under “– Covenants – Consolidation, Amalgamation, Merger and Sale of Assets,” we or our successor reasonably determines that we or our successor have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any note of such series as described under “– Payment of Additional Amounts”; or

•	on or after (i) April 4, 2017 or (ii) if applicable, the date a person organized in a jurisdiction other than Canada or the U.S. becomes our successor pursuant to the consolidation covenant of the Indenture, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in Canada, or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to us, or our successor, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will likely result in us or our successor becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any New Note of such series;

and, in any such case, we, or our successor, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us or our successor.

In the event that we elect to redeem a series of the New Notes pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of the New Notes pursuant to their terms.

Notice of intention to redeem such series of the New Notes will be given not more than 60 nor less than 10 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

We will file with the Trustee, within 30 days after we file them with or furnish them to the SEC, copies, which may be in electronic format, of our annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with or furnish to the SEC pursuant to Section 13 or 15(d) of the U.S. Exchange Act.

Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee:

•	within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F, Form 40-F or Form 10-K as applicable (or any successor form); and

•	within 65 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form) which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the TSX, whether or not we have any of our securities listed on such exchange.

Such information will be prepared in accordance with Canadian disclosure requirements and GAAP, to the extent permitted by the rules and regulations of the SEC, provided, however, that we shall not be obligated to file such report with the SEC if the SEC does not permit such filings.

Events of Default

The following are summaries of events of default under the Indenture with respect to each series of the New Notes:

•	default in the payment of any interest on any New Note of that series when such interest becomes due and payable, and continuance of such default for a period of 30 days;

•	default in the payment of the principal of (or premium, if any, on), any New Note of that series when it becomes due and payable;

•	default in the performance, or breach, of any of our covenants or warranties in the Indenture in respect of the New Notes of that series (other than a covenant or warranty a default in the performance of which or the breach of which is specifically dealt with elsewhere in the Indenture), and continuance of such default or breach for a period of 60 days after receipt by us of written notice to us, specifying such default or breach, by the Trustee or by the holders of at least 25% in principal amount of all outstanding notes of any series affected thereby;

•	if an event of default (as defined in any indenture or instrument under which we or one of our Restricted Subsidiaries has at the time of the Indenture or shall thereafter have outstanding any indebtedness for borrowed money) shall happen and be continuing, or we or any of our Restricted Subsidiaries shall have failed to pay principal amounts with respect to such indebtedness at maturity and such event of default or failure to pay shall result in such indebtedness being declared due and payable or otherwise being accelerated, in either event so that an amount in excess of the greater of US$150,000,000 (or its equivalent in any other currency) and 3.5% of our Shareholders’ Equity shall be or become due and payable upon such declaration or otherwise accelerated prior to the date on which the same would otherwise have become due and payable (the “accelerated indebtedness”), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such Indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness shall be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it shall not be considered an event of default for purposes of the Indenture until 30 days after such indebtedness has been accelerated, or (ii) if the accelerated indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, Non-Recourse Debt to us or our Restricted Subsidiaries, it shall not be considered an event of default for purposes of the Indenture; or (B) if such accelerated indebtedness is recourse to us or our Restricted Subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or an event of default shall be applicable together with an additional seven days before being considered an event of default for purposes of the Indenture;

•	the entry of a decree or order by a court having jurisdiction in the premises adjudging us a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of us under the BIA, the CCAA or any other applicable insolvency law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or similar official) of us or of any substantial part of our property, or ordering the winding up or liquidation of our affairs, and the continuance of any such decree or order unstayed and in effect for a period of 90 consecutive days; or

•	the institution by us of proceedings to be adjudicated a bankrupt or insolvent, or the consent by us to the institution of bankruptcy or insolvency proceedings against us, or the filing by us of a petition or answer or consent seeking reorganization or relief under the BIA, the CCAA or any other applicable insolvency law, or the consent by us to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of us or of any substantial part of our property, or the making by us of an assignment for the benefit of creditors, or the admission by us in writing of our inability to pay our debts generally as they become due.

If an event of default under the Indenture occurs and is continuing with respect to any series of the New Notes, then and in every such case the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding New Notes of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount of all New Notes of such series and all accrued and unpaid interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of the New Notes has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding New Notes of that series, by written notice to us and the Trustee under certain circumstances, may rescind and annul such acceleration.

Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding New Notes of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the New Notes of all series affected by such event of default.

No holder of a New Note of any series will have any right to institute any proceeding with respect to the Indenture, notes of any series or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless:

•	such holder has previously given to the Trustee written notice of a continuing event of default with respect to the New Notes of such series affected by such event of default;

•	the holders of not less than 25% in aggregate principal amount of the outstanding New Notes of such series affected by such event of default have made written request to the trustee, and such holder or holders have offered reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request; and

•	the Trustee has for 60 days after receipt of notice failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding New Notes of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a New Note for the enforcement of payment of the principal of or any premium or interest on such New Note on or after the applicable due date specified in such New Note.

We will annually furnish to the Trustee a statement by certain of our officers as to whether or not we, to the best of their knowledge, are in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults.

Defeasance and Covenant Defeasance

The Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding New Notes of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants (as evidenced by an officer’s certificate delivered to the Trustee) to pay the principal of (and premium, if any, and each instalment of interest, if any, on) the outstanding New Notes of such series (hereinafter referred to as a “defeasance”) (except with respect to the authentication, transfer, exchange or replacement of the New Notes or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things:

•	we have delivered to the Trustee an opinion of counsel in the U.S. stating that (i) we have received from, or there has been published by, the IRS a ruling, or (ii) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding notes of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

•	we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency (the “CRA”) (or successor agency) to the effect that the holders of the outstanding New Notes of such series should not recognize income, gain or loss for Canadian federal or provincial income tax or other purposes as a result of such defeasance and should be subject to Canadian federal or provincial income tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding notes of such series include holders who are not resident in Canada);

•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

•	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

We may exercise our defeasance option notwithstanding our prior exercise of our covenant defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the defeasance option.

The Indenture provides that, at our option, unless and until we have exercised our defeasance option described in the preceding paragraph, we may omit to comply with the “Limitation on Liens” covenant, certain aspects of the “Consolidation, Amalgamation, Merger and Sale of Assets” covenant and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and the outstanding New Notes upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants (as evidenced by an officer’s certificate delivered to the Trustee) to pay the principal of (and premium, if any, and each installment of interest, if any, on) the outstanding New Notes (hereinafter referred to as “covenant defeasance”). If we exercise our covenant defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

•	we have delivered to the Trustee an opinion of counsel in the U.S. to the effect that the holders of the outstanding New Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

•	we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the CRA (or successor agency) to the effect that the holders of the outstanding New Notes should not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such covenant defeasance and should be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding New Notes include holders who are not resident in Canada);

•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

•	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

Modification and Waiver

Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding New Notes of each series issued under the Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, among other things, without the consent of the holder of each outstanding note of such affected series:

•	change the stated maturity of the principal of (or premium, if any), or any installment of interest, if any, on any New Note of that series;

•	reduce the principal amount of (or premium, if any, or interest, if any, on) any New Note;

•	reduce the amount of principal of a New Note payable upon acceleration of the maturity thereof;

•	change the place of payment;

•	change the currency of payment of principal of (or premium, if any, or interest, if any, on) any New Note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any New Note;

•	reduce the percentage of principal amount of outstanding New Notes of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

•	modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

The holders of a majority in principal amount of the outstanding New Notes of any series may on behalf of the holders of all New Notes of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding New Notes of any series may waive any past or existing default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any New Note of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding New Note of that series.

The Indenture or the New Notes may be amended or supplemented, without the consent of any holder of such New Notes, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not have a materially adverse effect on the interests of any holder of such New Notes.

Consent to Jurisdiction and Service

Under the Indenture, we have irrevocably appointed CT Corporation System, 111-8th Avenue, New York, New York, 10011 as our authorized agent for service of process in any suit or proceeding arising out of or relating to the Notes or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in New York, New York and irrevocably submit to the non-exclusive jurisdiction of any such court.

Governing Law

The New Notes will be, and the Indenture is, governed by and construed in accordance with the laws of the State of New York.

BOOK-ENTRY SYSTEM

DTC will act as securities depositary for the New Notes (the “Depositary”). The New Notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One or more fully-registered Global Notes will be issued for the New Notes, in the aggregate principal amount of such issue, and will be deposited with DTC.

DTC

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The DTC Rules applicable to its participants are on file with the SEC.

Purchases of New Notes under the DTC system must be made by or through direct participants, which will receive a credit for the New Notes on DTC’s records. The ownership interest of each actual purchaser of each New Note (“beneficial owner”) is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Global Notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the Global Notes, except in the event that use of the book-entry system for the New Notes is discontinued.

The deposit of the Global Notes with DTC and their registration in the name of Cede & Co. does not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Global Notes; DTC’s records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

None of DTC, Cede & Co., or any other DTC nominee will consent or vote with respect to the Global Notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.‘s consenting or voting rights to those direct participants to whose accounts the securities are credited on the record date. These participants are identified in a listing attached to the omnibus proxy.

Principal and interest payments on the Global Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us, on the applicable payment date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with New Notes held for the accounts of customers in bearer form or registered in street name. These payments will be the responsibility of these participants and not of DTC or its nominee, us, the Trustee, or any other agent or party, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of principal and interest to Cede & Co., or any other nominee as may be requested by an authorized representative of DTC, is our responsibility. Disbursement of the payments to direct participants is the responsibility of DTC, and disbursement of the payments to the beneficial owners is the responsibility of the direct or indirect participants.

We will send any redemption notices to DTC. If less than all of the New Notes of a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.

The information in this section concerning DTC and DTC’s system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangement between us and DTC and any changes to these procedures that may be instituted unilaterally by DTC.

Clearstream

Clearstream Banking, société anonyme (“Clearstream”) holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers (“Clearstream Participants”) through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream also deals with domestic securities markets in many countries through established depositary and custodial relationships. Clearstream Participants are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Clearstream is available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream. Clearstream has established an electronic bridge with Euroclear Bank S.A./N.V. (“Euroclear”) as the operator of the Euroclear System (the “Euroclear Operator”) in Brussels to facilitate settlement of trades between Clearstream and the Euroclear Operator.

Distributions of interest and principal with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Euroclear

Euroclear holds securities and book-entry interests in securities for participating organizations and facilitates the clearance and settlement of securities transactions between participants (“Euroclear Participants”) as defined in the Terms and Conditions Governing Use of Euroclear as amended from time to time and between Euroclear Participants and participants of certain other securities settlement systems through electronic book-entry changes in accounts of such participants or through other securities intermediaries.

Euroclear provides Euroclear Participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing, and related services. Euroclear Participants are investment banks, securities brokers and dealers, banks, central banks, supranationals, custodians, investment managers, corporations, trust companies and certain other organizations.

Non-participants in the Euroclear System may hold and transfer book-entry interests in securities through accounts with a Euroclear Participant in the Euroclear System or any other securities intermediary that holds a book-entry interest in the securities through one or more securities intermediaries standing between such other securities intermediary and Euroclear.

Distributions of interest and principal with respect to New Notes held beneficially through Euroclear will be credited to cash accounts of Euroclear Participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Euroclear.

Global Clearance and Settlement Procedures

Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant international clearing system will, if the transaction meets its settlement requirements, deliver instructions to DTC or to its U.S. depositary (in the case of Clearstream or Euroclear) to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to DTC or the respective U.S. depositary of Clearstream or Euroclear.

Because of time-zone differences, credits of notes received in Clearstream or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and will be dated the business day following the DTC settlement date. Such credits or any transactions in such New Notes settled during such processing will be reported to the relevant Clearstream Participants or Euroclear Participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of New Notes by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be generally available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. In consideration for issuing New Notes, we will receive, in exchange, Initial Notes of like principal amount, the terms of which are identical in all material respects to the New Notes. Initial Notes surrendered in exchange for New Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the New Notes will not result in any increase in our indebtedness and will evidence the same continuing indebtedness as the Initial Notes. No underwriter is being used in connection with the exchange offer.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus supplement, together with the prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Initial Notes where such Initial Notes were acquired as a result of market-making activities or other trading activities. Cenovus has agreed under the Registration Rights Agreement that, for a period of 180 days after the expiration date, it will make this prospectus supplement and the prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until June 9, 2018, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

Each broker-dealer that acquired Initial Notes directly from us or any of our affiliates cannot rely on the interpretations of the staff of the SEC expressed in the no-action letters described in “Exchange Offer Procedures – Resale of New Notes” and, in the absence of an exemption from registration under the U.S. Securities Act, must comply with the registration and prospectus delivery requirements of the U.S. Securities Act in connection with any resale of the New Notes. Cenovus will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act and any profit on any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the U.S. Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the U.S. Securities Act. Cenovus has not entered into any arrangement or understanding with any person who will receive New Notes in the exchange offer to distribute those securities following completion of the exchange offer. Cenovus is not aware of any person that will participate in the exchange offer with a view to distribute the New Notes.

For a period of 180 days after the expiration date we will promptly send additional copies of this prospectus supplement, together with the prospectus, and any amendment or supplement thereto to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the holders of the Initial Notes and the New Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Initial Notes and the New Notes (including any broker-dealers) against certain liabilities, including liabilities under the U.S. Securities Act.

Prior to the exchange offer, there has not been any public market for the Initial Notes. The Initial Notes have not been registered under the U.S. Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for New Notes by holders who are entitled to participate in this exchange offer. Certain holders of Initial Notes who are not eligible to participate in the exchange offer are entitled to certain registration rights, and we are required to file a shelf registration statement with respect to the Initial Notes. See “Exchange Offer – Shelf Registration”.

The New Notes will constitute a new issue of securities with no established trading market. We do not intend to apply to list any New Notes on any securities exchange or any automated quotation system. In addition, market-making activity will be subject to the limits imposed by the U.S. Securities Act and the U.S. Exchange Act and may be limited during the exchange offer and the pendency of any shelf registration statement. Accordingly, there can be no assurance that a trading market for the New Notes will ever develop or will be maintained. If a trading market does not develop or is not maintained, you may find it difficult or impossible to resell the New Notes. Further, there can be no assurance as to the liquidity of any market that may develop for the New Notes, your ability to sell the New Notes or the price at which you will be able to sell the New Notes. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing. See “Risk Factors – Risks Related to the Exchange Offer – Active trading markets for the New Notes may not develop”.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, Canadian counsel to Cenovus, the following is a summary of the material Canadian federal income tax considerations generally applicable, as of the date of this prospectus supplement, to the acquisition, holding, disposition and redemption of the New Notes.

This summary is based upon the current provisions of the Canadian Tax Act and the understanding of the current published administrative policies and assessing practices of the CRA made publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Canadian Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all such Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted as proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations.

This summary is of a general nature only, is not exhaustive of all Canadian federal income tax considerations and is not intended to be, nor should it be construed as, legal or tax advice to any particular holder of Initial Notes or acquirer of New Notes, who are therefore urged to consult their own tax advisors concerning the tax consequences to them of their investment in the Initial Notes or the New Notes, having regard to their own particular circumstances.

Non-Resident Holders

The following summary describes the principal Canadian federal income tax considerations generally applicable to you as a consequence of acquiring, holding and disposing of New Notes; provided that you, at all relevant times, for the purposes of the Canadian Tax Act and any applicable tax treaty or convention: (i) are not, and are not deemed to be, a resident of Canada; (ii) deal at arm’s length with and are not affiliated with Cenovus; (iii) deal at arm’s length with any transferee who is resident (or deemed to be resident) in Canada for purposes of the Canadian Tax Act and to whom you assign or otherwise transfer a note; (iv) hold notes as capital property; (v) are not a ‘‘specified shareholder’’ of Cenovus for purposes of subsection 18(5) of the Canadian Tax Act or a person who does not deal at arm’s length with a specified shareholder of Cenovus; (vi) do not use or hold and are not deemed to use or hold the Notes in the course of carrying on a business in Canada; (vii) are entitled to receive all payments made in respect of the Notes (including all principal and interest); and (viii) do not carry on an insurance business in Canada and elsewhere (a “Non-Resident Holder”).

The New Notes will not differ materially in kind or extent from the Initial Notes for which they are exchanged and will evidence the same continuing indebtedness as the Initial Notes, and the exchange was contemplated in the terms of the Initial Notes. Accordingly, the exchange of Initial Notes for New Notes pursuant to the terms set forth in this prospectus supplement should not give rise to a capital gain or a capital loss for a Non-Resident Holder for the purposes of the Canadian Tax Act.

Under the Canadian Tax Act, a Non-Resident Holder will not be subject to Canadian withholding tax in respect of any amounts paid or credited by Cenovus to the Non-Resident Holder as, on account of, in lieu of, or in satisfaction of, interest or principal on the New Notes. There are no other Canadian taxes on income or capital gains payable under the Canadian Tax Act in respect of the holding, redemption or disposition of the New Notes or the receipt of interest on or principal of the New Notes by the Non-Resident Holder from Cenovus.

Resident Holders

The following is a summary of the principal Canadian federal income tax considerations generally applicable under the Canadian Tax Act to a person who acquires a New Note as a beneficial owner pursuant to this prospectus supplement and who, at all relevant times for the purposes of the Canadian Tax Act (i) is resident or deemed to be resident in Canada; (ii) holds the note as capital property; and (iii) deals at arm’s length with Cenovus and the initial purchasers, and is not affiliated with Cenovus (a “Resident Holder”).

Generally, the New Notes will be considered to be capital property to a Resident Holder provided the Resident Holder does not hold the New Notes in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Resident Holders who might not otherwise be considered to hold their New Notes as capital property may, in certain circumstances, be entitled to have such New Notes and all other “Canadian securities”, as defined in the Canadian Tax Act, owned by the Resident Holder in the taxation year of the election and in all subsequent taxation years, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Canadian Tax Act. Resident Holders who will not hold their Notes as capital property should consult their own tax advisors with respect to their own particular circumstances.

This summary is not applicable to a Resident Holder: (i) that is a “financial institution” for the purposes of the mark-to-market rules under the Canadian Tax Act; (ii) an interest in which is a “tax shelter” or a “tax shelter investment,” each as defined in the Canadian Tax Act; (iii) which has made a “functional currency” reporting election under section 261 of the Canadian Tax Act to report the Resident Holder’s “Canadian tax results” (as defined in the Canadian Tax Act) in a currency other than Canadian currency; (iv) that is a “specified financial institution” as defined in the Canadian Tax Act; or (v) that has entered, or will enter, into a “derivative forward agreement,” as defined in the Canadian Tax Act, with respect to New Notes. Any such Resident Holder should consult its own tax advisor with respect to the income tax considerations applicable to an investment in New Notes.

Exchange rates

For the purposes of the Canadian Tax Act, each amount relating to a New Note, including interest, proceeds of disposition and adjusted cost base, must be expressed in Canadian dollars. Any amount denominated in a currency other than Canadian dollars must be converted into Canadian dollars, generally at the exchange rate quoted by the Bank of Canada as its daily rate on the date the amount first arose. Resident Holders may realize income, gains or losses by virtue of changes in foreign currency exchange rates.

Exchange of Initial Notes for New Notes

The New Notes will not differ materially in kind or extent from the Initial Notes for which they are exchanged and will evidence the same continuing indebtedness as the Initial Notes, and the exchange was contemplated in the terms of the Initial Notes. Accordingly, the exchange of Initial Notes for New Notes pursuant to the terms set forth in this prospectus supplement should not give rise to a capital gain or a capital loss for a Resident Holder for the purposes of the Canadian Tax Act.

Taxation of interest on New Notes

A Resident Holder that is a corporation, partnership, unit trust or trust of which a corporation or partnership is a beneficiary will be required to include in its income for a taxation year any interest on the New Notes that accrued or is deemed to have accrued to it to the end of the particular taxation year, or becomes receivable or is received by it before the end of that taxation year, including on a redemption, except to the extent that such interest was included in computing the Resident Holder’s income for a preceding taxation year.

Any other Resident Holder, including an individual (other than certain trusts), will be required to include in computing income for a taxation year all interest on the New Notes that is received or receivable by the Resident Holder in that taxation year (depending upon the method regularly followed by the Resident Holder in computing income), including on a redemption, except to the extent that the interest was included in the Resident Holder’s income for a preceding taxation year. In addition, if at any time a New Note is or becomes an “investment contract” (as defined in the Canadian Tax Act) in relation to a Resident Holder, such Resident Holder will be required to include in computing income for a taxation year any interest that accrues to the Resident Holder on the New Note up to the end of any “anniversary day” (as defined in the Canadian Tax Act) in that taxation year to the extent such interest was not otherwise included in the Resident Holder’s income for that taxation year or a preceding taxation year.

Any premium paid by Cenovus to a Resident Holder as a bonus or penalty on a redemption (including an optional redemption) of a New Note before maturity will generally be deemed to be interest received by the Resident Holder at the time of the payment to the extent that it can reasonably be considered to relate to, and does not exceed the value at that time of, the interest that would have been paid or payable by Cenovus on the New Note for a taxation year of Cenovus ending after that time. Such amount will be required to be included in computing the Resident Holder’s income in the manner described above.

Disposition of New Notes

On a disposition or deemed disposition of a New Note by a Resident Holder (including a redemption by Cenovus and a payment on maturity), the Resident Holder will generally be required to include in computing its income for the taxation year in which the disposition occurs an amount equal to the interest that has accrued on the New Note to the date of the disposition to the extent that such amount was not otherwise included in computing the Resident Holder’s income for that taxation year or a preceding taxation year.

In addition, on a disposition or deemed disposition of a New Note, a Resident Holder will realize a capital gain (or a capital loss) to the extent that the proceeds of disposition of the New Note, net of any amount included in the Resident Holder’s income as interest as well as any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the New Note to the Resident Holder immediately before the disposition or deemed disposition.

A Resident Holder will generally be required to include in computing its income for a taxation year, one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in that taxation year. Subject to and in accordance with the provisions of the Canadian Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized by the Resident Holder in a taxation year from taxable capital gains realized by the Resident Holder in that taxation year. Allowable capital losses in excess of taxable capital gains realized by a Resident Holder in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in any such taxation year, subject to and in accordance with the detailed rules contained in the Canadian Tax Act. Capital gains realized by individuals (other than certain trusts) may increase the Resident Holder’s liability for alternative minimum tax.

Additional refundable tax

A Resident Holder that is, throughout its taxation year, a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Canadian Tax Act), including amounts in respect of taxable capital gains and interest.

Eligibility for Investment

The New Notes would, if issued on the date hereof, and provided that the shares of Cenovus are on that date listed on a “designated stock exchange” as defined in the Canadian Tax Act (which currently includes the Toronto Stock Exchange), be “qualified investments” under the Canadian Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), registered disability savings plan (“RDSP”), deferred profit sharing plan (other than a deferred profit sharing plan to which Cenovus, or an employer that does not deal at arm’s length with Cenovus for purposes of the Canadian Tax Act, has made a contribution), registered education savings plan (“RESP”), or tax-free savings account (“TFSA”), all within the meaning of the Canadian Tax Act.

Notwithstanding that the New Notes may be qualified investments for a trust governed by a TFSA, RRSP or RRIF, the holder of the TFSA or the annuitant under the RRSP or RRIF, as the case may be, will be subject to a penalty tax in respect of such New Notes if such New Notes are “prohibited investments” for the TFSA, RRSP or RRIF, as the case may be. A New Note will generally not be a “prohibited investment” for a TFSA, RRSP or RRIF provided the holder of the TFSA or the annuitant under the RRSP or RRIF, as the case may be, deals at arm’s length with Cenovus for purposes of the Canadian Tax Act and does not have a “significant interest” in Cenovus for purposes of the prohibited investment rules in the Canadian Tax Act. The federal budget released on March 22, 2017 included proposals to amend the Canadian Tax Act to extend the application of the “prohibited investment” rules to investments held by RDSPs and RESPs, applicable to investments acquired, and transactions occurring, after March 22, 2017. Assuming these proposals are enacted as proposed, notwithstanding that the New Notes may be qualified investments for a trust governed by an RDSP or an RESP, the holder of an RDSP or the subscriber of an RESP will be subject to a penalty tax if the New Notes are a prohibited investment for the RDSP or RESP. There can be no assurances that these proposals will be enacted or that they will be enacted as proposed.

PROSPECTIVE INVESTORS WHO INTEND TO HOLD THE NEW NOTES IN THEIR RDSP, RESP, RRIF, RRSP OR TFSA ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THEIR PARTICULAR CIRCUMSTANCES.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes certain material U.S. federal income tax considerations to U.S. Holders (defined below) under present U.S. federal income tax laws of an investment in the New Notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated under the Code, court decisions, and published positions of the IRS, all as in effect on the date of this prospectus supplement and all of which are subject to change or differing interpretations, possibly with retroactive effect, that could affect the tax considerations described below. No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal income tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such challenge. This discussion applies only to investors that hold the New Notes as “capital assets” within the meaning of Code Section 1221 (i.e., generally, for investment purposes) and that have the U.S. dollar as their functional currency. This discussion does not address any aspect of non-income taxation or state, local or non-U.S. taxation.

The following discussion does not deal with the tax considerations to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates and former long-term residents of the U.S.;

•	traders in securities that elect the mark-to-market method of accounting for their securities;

•	tax-exempt entities;

•	partnerships or other pass-through entities and any owners thereof;

•	regulated investment companies;

•	real estate investment trusts;

•	persons liable for alternative minimum tax; or

•	persons holding the New Notes as part of a straddle, hedging, conversion or integrated transaction.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NEW NOTES.

The discussion below of the U.S. federal income tax considerations to “U.S. Holders” of the New Notes will apply to you if you are a beneficial owner of the New Notes and you are, for U.S. federal income tax purposes:

•	an individual U.S. citizen or resident alien;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is organized in or under the laws of the U.S., any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons; or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity treated as a partnership that holds the New Notes, your tax treatment will depend on your status and the activities of the partnership. U.S. Holders of the New Notes that are partnerships and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax considerations of holding the New Notes.

Exchange of Initial Notes for New Notes

An exchange of an Initial Note for a New Note will not constitute a taxable exchange for U.S. federal income tax purposes. The holding period for a New Note received by a U.S. Holder will include the holding period for the Initial Note exchanged therefor, and such U.S. Holder’s basis in the New Note immediately after the exchange will be the same as its basis in such Initial Note immediately before the exchange.

Notes Subject to Contingencies

As described under “Description of the New Notes – Payment of Additional Amounts” we may be obligated to pay amounts in excess of stated interest on the New Notes. Further, as described under “Description of New Notes – Optional Redemption” we may redeem the New Notes at a price in excess of the New Notes principal amount. It is possible that our obligation to pay such additional interest or option to redeem at a premium could implicate the provisions of Treasury Regulations relating to “contingent payment debt instruments”. If the New Notes were characterized as contingent payment debt instruments, a U.S. Holder might, among other things, be required to accrue interest income in different amounts and at different times than the stated interest on the New Notes and to treat any gain recognized on the sale or other disposition of a New Note as ordinary income rather than as capital gain.

We intend to take the position that the above mentioned contingencies are remote or incidental, and thus, that the New Notes should not be treated as contingent payment debt instruments. Our determination that these contingencies are remote is binding on a U.S. Holder unless the U.S. Holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our determination, however, is not binding on the IRS, and the IRS could challenge this determination, and if the IRS were to challenge this determination, a U.S. Holder might be required to accrue additional interest income on their New Notes and to treat as ordinary income rather than as capital gain any income realized on the sale or other disposition of a New Note before the resolution of the contingency. In the event the New Notes are contingent payment debt instruments and a contingency occurs, such contingency would affect the amount and timing of income recognized by a U.S. Holder. If any additional payments are in fact paid, a U.S. Holder will be required to recognize such amounts as income.

The remainder of this disclosure assumes that our determination that these contingencies are remote or incidental is correct. The Treasury Regulations applicable to contingent payment debt instruments have not been the subject of authoritative interpretation, however, and the scope of the Treasury Regulations is not certain. A U.S. Holder is urged to consult its own tax advisor regarding the possible application of the special rules related to contingent payment debt instruments.

Market Discount and Bond Premium

Market Discount. If a U.S. Holder purchased an Initial Note (which will be exchanged for a New Note pursuant to the exchange offer) for an amount that is less than its stated redemption price at maturity, the amount of the difference should be treated as market discount for U.S. federal income tax purposes. Any market discount applicable to an Initial Note should carry over to the New Note received in exchange therefor. The amount of any market discount will be treated as de minimis and disregarded if it is less than one-quarter of one percent of the revised issue price of the Initial Note, multiplied by the number of complete years to maturity. The rules described below do not apply to a U.S. Holder if such holder purchased an Initial Note that has de minimis market discount.

Under the market discount rules, a U.S. Holder is required to treat any principal payment on, or any gain on the sale, exchange, redemption or other disposition of, a New Note as ordinary income to the extent of any accrued market discount (on the Initial Note or the New Note) that has not previously been included in income. If a U.S. Holder disposes of a New Note in an otherwise nontaxable transaction (other than certain specified nonrecognition transactions), such holder will be required to include any accrued market discount as ordinary income as if such holder had sold the New Note at its then fair market value. In addition, such holder may be required to defer, until the maturity of the New Note or its earlier disposition in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the Initial Note or the New Note received in exchange therefor.

Market discount accrues ratably during the period from the date on which such holder acquired the Initial Note through the maturity date of the New Note (for which the Initial Note was exchanged), unless such holder makes an irrevocable election to accrue market discount under a constant yield method. Such holder may elect to include market discount in income currently as it accrues (either ratably or under the constant yield method), in which case the rule described above regarding deferral of interest deductions will not apply. If such holder elects to include market discount in income currently, such holder’s adjusted basis in a New Note will be increased by any market discount included in income. An election to include market discount currently will apply to all market discount obligations acquired during or after the first taxable year in which the election is made, and the election may not be revoked without the consent of the IRS.

Bond Premium. If a U.S. Holder purchased an Initial Note (which will be exchanged for a New Note pursuant to the exchange offer) for an amount in excess of the amount payable at maturity (or an earlier call date if it results in a smaller bond premium), the excess will be treated as bond premium. Any bond premium applicable to an Initial Note should carry over to the New Note received in exchange therefor. A U.S. Holder may elect to reduce the amount required to be included in income each year (or until an earlier call date, as applicable) with respect to interest on its note by the amount of amortizable bond premium allocable to that year, based on the New Note’s yield to maturity. If a U.S. Holder makes the election to amortize bond premium, it will apply to all debt instruments (other than debt instruments the interest on which is excludible from gross income) that the U.S. Holder holds at the beginning of the first taxable year to which the election applies or thereafter acquires, and the election may not be revoked without the consent of the IRS.

Payments of Interest

Subject to the discussion of bond premium above, interest on a New Note will generally be includable by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder’s method of accounting for U.S. federal income tax purposes. For U.S. foreign tax credit purposes, interest income on a New Note generally will constitute foreign source income and be considered “passive category income”. The rules governing the U.S. foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

Sale, Exchange or Retirement of the New Notes

Upon the sale, exchange or retirement of a New Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on such sale, exchange or retirement (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as described above under “– Payments of Interest”) and the U.S. Holder’s adjusted tax basis in the New Note. A U.S. Holder’s adjusted tax basis in a New Note will generally equal the cost of such New Note to such U.S. Holder. Subject to the discussion of market discount above, such gain or loss generally will constitute long-term capital gain or loss if the New Note was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Long-term capital gain is currently subject to tax at a reduced rate to a non-corporate U.S. Holder. The deductibility of capital losses is subject to limitations.

Any gain or loss recognized on the sale, exchange, retirement or other taxable disposition of a New Note generally will be U.S. source income or loss for purposes of computing the foreign tax credit allowable to a U.S. Holder.

Additional Tax on Passive Income

U.S. Holders that are individuals, estates or trusts, and whose income exceeds certain thresholds, are required to pay an additional 3.8% tax on, among other items, interest income and capital gains from the sale or other disposition of a New Note, subject to certain limitations and exceptions. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of the relevant U.S. federal income tax legislation on their ownership and disposition a New Note.

Backup Withholding and Information Reporting

Payments of interest on a New Note made within the U.S. (including payments made by wire transfer from outside the U.S. to an account maintained in the U.S.) and a payment of the proceeds from the sale or other taxable disposition of a New Note effected at a U.S. office of a broker generally will be subject to information reporting. Backup withholding, currently at the rate of 28%, will generally apply if a U.S. Holder (i) fails to furnish its correct taxpayer identification number (generally on an IRS Form W-9), (ii) furnishes an incorrect taxpayer identification number, (iii) is notified by the IRS that it has previously failed to report properly items subject to backup withholding, or (iv) fails to certify, under penalty of perjury, that it has furnished its correct taxpayer identification number and that the IRS has not notified that it is subject to backup withholding. If a U.S. Holder is a corporation, it may be exempted from information reporting and backup withholding requirements, provided that such U.S. Holder establishes its exemption by certifying its status on an IRS Form W-9 (or a successor form).

Backup withholding is not an additional U.S. federal income tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded to the extent they exceed such liability, if the U.S. Holder furnishes required information to the IRS in a timely manner.

U.S. Return Disclosure Requirements for Individual U.S. Holders

Certain U.S. Holders that are individuals (and in certain circumstances, entities) are required to report information relating to their ownership of “specified foreign financial assets” (such as the New Notes), subject to certain exceptions (including an exception for New Notes held in accounts maintained by certain financial institutions, such as a U.S. brokerage account), on IRS Form 8938 with their U.S. federal income tax returns. Substantial penalties may apply for failure to properly complete and file IRS Form 8938. You are urged to consult your tax advisors regarding the effect, if any, of these and any other reporting requirements on an investment in the New Notes.

LEGAL MATTERS

Certain legal matters in connection with the exchange offer relating to Canadian law will be passed upon by Blake, Cassels & Graydon LLP and certain legal matters in connection with the exchange offer relating to U.S. law will be passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

As of the date of this prospectus supplement the partners and associates of Blake, Cassels & Graydon LLP, as a group, own, directly or indirectly, less than 1% of each class of outstanding securities of Cenovus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus supplement and the accompanying prospectus form a part: the documents referred to under “Documents Incorporated by Reference”; consent of PricewaterhouseCoopers LLP; consent of Ernst & Young LLP; consent of Blake, Cassels & Graydon LLP; consent of GLJ; consent of McDaniel; powers of attorney from directors and officers of Cenovus; the Form of Letter of Transmittal; the Form of Notice of Guaranteed Delivery; and the Registration Rights Agreement.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	October 10, 2017

Cenovus Energy Inc.

US$7,500,000,000

Debt Securities

Common Shares

Preferred Shares

Subscription Receipts

Warrants

Share Purchase Contracts

Units

We may from time to time offer and sell our debentures, notes or other evidence of indebtedness of any kind, nature or description and which may be issuable in series (collectively, “debt securities”), common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units (collectively, debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units are referred to in this prospectus as the “Securities”) having an aggregate offering amount of up to US$7,500,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) during the 25-month period that this prospectus, including any amendments hereto, remains valid. ConocoPhillips Company or its affiliates or their respective permitted assignees (collectively, the “Selling Shareholder” or “ConocoPhillips”, as applicable) may also offer and sell common shares from time to time pursuant to this prospectus. See “Selling Shareholder”. The common shares that may be sold under this prospectus by the Selling Shareholder were acquired by ConocoPhillips in connection with the Acquisition (as defined herein). For additional information regarding the Acquisition, see the Acquisition MCR (as defined herein) and the BAR (as defined herein), which are incorporated by reference herein.

Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements. The Securities may be offered and sold in Canada and/or the United States and elsewhere where permitted by law. We will provide the specific terms of the Securities in supplements to this prospectus that will be delivered to purchasers together with this prospectus. Unless otherwise provided in a prospectus supplement relating to a series of debt securities, the debt securities will be our direct, unsecured and unsubordinated obligations and will be issued under a trust indenture. You should read this prospectus and any prospectus supplement carefully before you invest in any of the Securities.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these Securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which are generally accepted accounting principles (“GAAP”) in Canada. Our financial statements, which are subject to United States auditing and auditor independence standards, may not be comparable to financial statements of United States companies.

Certain data relating to our reserves and resources included in or incorporated by reference in this prospectus has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. See “Note Relating to Reserves and Resources Disclosure”.

Owning the Securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement. See “Certain Income Tax Considerations”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely because we are organized under the laws of Canada. Most of our directors and officers, and some or all of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. See “Enforceability of Civil Liabilities”.

Investment in the Securities involves certain risks that should be considered by a prospective purchaser. See “Risk Factors” along with the risk factors described in the applicable prospectus supplement pertaining to a distribution of Securities and the risk factors described in the documents incorporated by reference in this prospectus and any applicable prospectus supplement. See “Where You Can Find More Information”.

We may sell the Securities and the Selling Shareholder may sell common shares to or through underwriters or dealers, directly to one or more purchasers or through agents. See “Plan of Distribution”. The prospectus supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by us and/or the Selling Shareholder in connection with the offering and sale of Securities, and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the public offering price, the proceeds to us and/or the Selling Shareholder, any fees, discounts or other compensation payable to underwriters, dealers or agents, and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us. See “Plan of Distribution”.

Subject to applicable laws, in connection with any offering of Securities, the underwriters or agents, as the case may be, may over-allot or conduct transactions intended to stabilize, maintain or otherwise affect the market price for the Securities at levels other than those which otherwise might prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. However, no underwriter or dealer involved in an “at-the-market distribution”, as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”), no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to maintain the market price of the Securities. See “Plan of Distribution”.

Our common shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the symbol “CVE”. On October 6, 2017 and October 9, 2017, the last completed trading days prior to the date of this prospectus, the closing price of the common shares on the TSX and NYSE was $12.05 and US$9.53 per common share, respectively. Unless otherwise specified in the applicable prospectus supplement, the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units will not be listed on any securities or stock exchange. There is no market through which the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units may be sold and purchasers may not be able to resell such securities purchased under this prospectus and the applicable prospectus supplement. This may affect the pricing of the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units and the extent of issuer regulation. See “Risk Factors”.

Mr. Steven F. Leer, Mr. Richard J. Marcogliese, Mr. Charles M. Rampacek and Ms. Rhonda I. Zygocki are directors of Cenovus Energy Inc. (“Cenovus”) who reside outside of Canada. Each of these directors has appointed us as their agent for service of process in Canada at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

Our head and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6.

Our earnings coverage ratios for the twelve month period ended December 31, 2016 are less than one-to-one. See “Earnings Coverage”.

ABOUT THIS PROSPECTUS

Except as set forth under “Description of Debt Securities”, and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to “Cenovus”, “we”, “us” and “our” mean Cenovus Energy Inc. and its consolidated subsidiaries and partnerships.

In this prospectus, in any prospectus supplement and in documents incorporated by reference in this prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to “dollars”, or “$” are to Canadian dollars and all references to “US$” are to United States dollars. Unless otherwise indicated, all financial information included in this prospectus and documents incorporated by reference in this prospectus or included in any prospectus supplement has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which are also generally accepted accounting principles for publicly accountable enterprises in Canada.

We may, from time to time, sell any combination of the Securities described in this prospectus, and the Selling Shareholder may, from time to time, sell common shares in one or more offerings up to an aggregate offering amount of US$7,500,000,000 or the equivalent in other currencies. This prospectus provides you with a general description of the Securities that we and, in the case of common shares, that we and the Selling Shareholder may offer. Each time we sell Securities or the Selling Shareholder sells common shares under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information”.

Cenovus has filed with the SEC under the Securities Act of 1933, as amended (the “1933 Act”) a registration statement on Form F-10 relating to the offering of the Securities, of which this prospectus forms part. This prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this prospectus but contained in the registration statement will be available on the SEC’s website at www.sec.gov. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

Information on or connected to our website, even if referred to in a document incorporated by reference herein, does not constitute part of this prospectus.

FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain certain forward looking statements and forward looking information (collectively referred to as “forward looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although we believe that the expectations represented by such forward looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

This forward looking information is identified by words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “forecast”, “future”, “target”, “position”, “project”, “committed”, “can be”, “pursue”, “capacity”, “could”, “should”, “will” “focus”, “outlook”, “potential”, “priority”, “may”, “strategy”, “forward”, or similar expressions and includes suggestions of future outcomes, including statements about: our strategy and related milestones and schedules, including expected timing for oil sands expansion phases and associated expected production capacities; projections for 2017 and future years and our plans and strategies to realize such projections; forecast exchange rates and trends; our future opportunities for oil development; forecast operating and financial results, including forecast sales prices, costs and cash flows; targets for our debt to capitalization and debt to adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) ratios; our ability to satisfy payment obligations as they become due; priorities for our capital investment decisions; planned capital expenditures, including the amount, timing and financing thereof; expected future production, including the timing, stability or growth thereof; expected reserves; capacities, including for projects, transportation and refining; our ability to preserve our financial resilience and various plans and strategies with respect thereto; forecast cost savings and sustainability thereof; our priorities for 2017; future impact of regulatory measures; forecast commodity prices, differentials and trends and expected impact to Cenovus; potential impacts to Cenovus of various risks, including those related to commodity prices and the acquisition (the “Acquisition”) from ConocoPhillips of: (i) ConocoPhillips’ 50% interest (being the remaining 50% interest that we did not already own) in FCCL Partnership (“FCCL”), the owner of the Foster Creek, Christina Lake and Narrows Lake oil sands projects in northeast Alberta (the “FCCL Assets”), and (ii) the majority of ConocoPhillips’ western Canadian conventional assets in Alberta and British Columbia (collectively, the “Western Canadian Conventional Assets”, and together with the FCCL Assets, the “Assets”); the potential effectiveness of our risk management strategies; new accounting standards, the timing for the adoption thereof by Cenovus, and anticipated impact on the consolidated balance sheets; expected impacts of the Acquisition; the availability and repayment of our credit facilities; potential asset sales and anticipated use of sales proceeds; expected impacts of the contingent payment related to the Acquisition; future use and development of technology; our ability to access and implement all technology necessary to efficiently and effectively operate our assets and achieve expected and sustain future cost reductions; and projected growth and projected shareholder return. Readers are cautioned not to place undue reliance on forward looking information as Cenovus’s actual results may differ materially from those expressed or implied.

Developing forward looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to us and others that apply to the industry generally. The factors or assumptions on which the forward looking information is based include forecast oil and natural gas prices and other assumptions inherent in our current guidance, available at cenovus.com; our projected capital investment levels, the flexibility of our capital spending plans and the associated source of funding; the achievement of further cost reductions and sustainability thereof; expected condensate prices; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; future use and development of technology; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; our ability to generate sufficient cash flow to meet our current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations; achievement of expected impacts of the Acquisition; successful integration of more than three million net acres of undeveloped land, exploration and production assets, and related infrastructure in Alberta and British Columbia (the “Deep Basin Assets”) acquired in connection with the Acquisition; our ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; our ability to access sufficient capital to pursue our development plans; our ability to complete asset sales, including with desired transaction metrics and the timelines we expect; forecast crude oil and natural gas prices, forecast inflation and other assumptions inherent in our current guidance set out below; expected impacts of the contingent payment to ConocoPhillips; alignment of realized Western Canadian Select (‘WCS’) prices and WCS prices used to calculate the contingent payment to ConocoPhillips; our projected capital investment levels, the flexibility of capital spending plans and the associated sources of funding; sustainability of achieved cost reductions, achievement of further cost reductions and sustainability thereof; expected condensate prices; estimates of quantities of oil, bitumen, natural gas and natural gas liquids (“NGLs”) from properties and other sources not currently classified as proved; future use and development of technology; our ability to access and implement all technology necessary to achieve expected future results; our ability to implement capital projects or stages thereof in a successful and timely manner; our ability to generate sufficient cash flow to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

The information contained on our website is not incorporated by reference into this prospectus. The reference to our website is intended to an inactive textual reference.

The risk factors and uncertainties that could cause our actual results to differ materially, include: possible failure by us to realize the anticipated benefits of and synergies from the Acquisition; possible failure to access or implement some or all of the technology necessary to efficiently and effectively operate our assets and achieve expected future results; volatility of and other assumptions regarding commodity prices; the effectiveness of our risk management program, including the impact of derivative financial instruments, the success of our hedging strategies and the sufficiency of our liquidity position; the accuracy of cost estimates; commodity prices, currency and interest rates; possible lack of alignment of realized WCS prices and WCS prices used to calculate the contingent payment to ConocoPhillips; product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; exposure to counterparties and partners, including the ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in the operation of our crude-by-rail terminal, including health, safety and environmental risks; maintaining desirable ratios of debt (and net debt) to Adjusted EBITDA as well as debt (and net debt) to capitalization; our ability to access various sources of debt and equity capital, generally, and on terms acceptable to us; our ability to finance growth and sustaining capital expenditures; changes in credit ratings applicable to us or any of our securities; changes to our dividend plans or strategy, including the dividend reinvestment plan; accuracy of our reserves, resources, future production and future net revenue estimates; our ability to replace and expand oil and gas reserves; our ability to maintain our relationship with our partners and to successfully manage and operate our integrated business; reliability of our assets including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; the occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; refining and marketing margins; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; potential failure of products to achieve or maintain acceptance in the market; risks associated with fossil fuel industry reputation; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to our business; risks associated with climate change; the timing and the costs of well and pipeline construction; our ability to secure adequate and cost-effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system; availability of, and our ability to attract and retain, critical talent; possible failure to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; changes in labour relationships; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in general economic, market and business conditions; the political and economic conditions in the countries in which we operate or supply; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Statements relating to “reserves” and “resources” are deemed to be forward looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward looking information. You should carefully consider the matters discussed under “Risk Factors” in this prospectus and in any applicable prospectus supplement. You should also refer to “Risk Factors” in our AIF (as defined herein), “Risk Management” in our Annual MD&A (as defined herein) and “Risk Management” in the Interim MD&A (as defined herein), each as incorporated by reference in this prospectus, and to the risk factors described in other documents incorporated by reference in this prospectus.

You should not place undue reliance on the forward looking information contained in this prospectus or incorporated by reference in this prospectus, as actual results achieved will vary from such forward looking information and the variations may be material. We make no representation that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward looking information contained or incorporated by reference in this prospectus is made as of the date of this prospectus or as of the date specified in the documents incorporated by reference in this prospectus, as the case may be. Except as required by applicable securities law, we undertake no obligation to update publicly or otherwise revise any forward looking information or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information.

This cautionary statement qualifies all forward looking information contained in this prospectus or incorporated by reference in this prospectus.

NOTE RELATING TO RESERVES AND RESOURCES DISCLOSURE

The securities regulatory authorities in Canada have adopted National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose not only proved, probable and possible reserves but also resources, and to disclose reserves and production on a gross basis before deducting royalties. Probable reserves, possible reserves and resources are of a higher uncertainty and are less likely to be accurately estimated or recovered than proved reserves.

We are permitted to disclose reserves in accordance with Canadian securities law requirements and the disclosure in certain of the documents incorporated by reference herein include reserves designated as probable reserves.

The SEC definitions of proved and probable reserves are different from the definitions contained in NI 51-101; therefore, proved and probable reserves disclosed in the documents incorporated by reference herein in compliance with NI 51-101 may not be comparable to United States standards. The SEC requires United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others but permits the optional disclosure of probable and possible reserves.

In addition, we are permitted to disclose estimates of resources in accordance with Canadian securities laws and certain documents incorporated by reference herein contain such estimates. The SEC does not permit the disclosure of resources other than reserves in reports filed with it by United States oil and gas reporting companies. Resources other than reserves are not, and should not be confused with, reserves. Additional information regarding these estimates can be found in our Statement of Contingent and Prospective Resources dated February 15, 2017, which is incorporated by reference herein.

The resources other than reserves estimates provided in the documents incorporated by reference herein are estimates only. Actual contingent and prospective resources (and any volumes that may be reclassified as reserves) and future production from such contingent and prospective resources may be greater than or less than the estimates provided therein.

Moreover, as permitted by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves in our NI 51-101 compliant reserves disclosure using forecast prices and costs. The SEC requires that reserves and related future net revenue be estimated based on historical 12 month average prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices.

For additional information regarding the presentation of our reserves and other oil and gas information, see the section entitled “Reserves Data and Other Oil and Gas Information” in our annual information form, which is incorporated by reference herein.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Canada Business Corporations Act. Most of our directors and officers, and some or all of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors and officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is a real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of securities under this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in this prospectus may be obtained on request without charge from the Investor Relations department of Cenovus Energy Inc., 2600, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6, telephone (403) 766-2000. These documents are also available through the internet via the System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com.

We file with the securities commission or authority in each of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the Exchange Act, we also file reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared, in part, in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we file with or furnish to the SEC at the SEC’s public reference room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference rooms. Our filings are also electronically available from the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), which can be accessed at www.sec.gov, as well as from commercial document retrieval services.

Under applicable securities laws in Canada and the United States, the Canadian securities commissions and the SEC allow us to incorporate by reference certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the Canadian securities commissions under Canadian securities legislation:

(a)	our audited annual consolidated financial statements and auditor’s report thereon as at and for the year ended December 31, 2016;

(b)	our management’s discussion and analysis for the year ended December 31, 2016 (the “Annual MD&A”);

(c)	our unaudited interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2017 (the “Interim Consolidated Financial Statements”);

(d)	our management’s discussion and analysis for the three and six months ended June 30, 2017 (the “Interim MD&A”);

(e)	our annual information form dated February 15, 2017 (the “AIF”);

(f)	our management information circular dated March 3, 2017 in connection with an annual meeting of shareholders held on April 26, 2017;

(g)	our statement of contingent and prospective resources dated February 15, 2017;

(h)	our material change report dated April 5, 2017 (the “Acquisition MCR”);

(i)	our material change report dated June 29, 2017 (the “Retirement MCR”); and

(j)	our business acquisition report dated July 19, 2017 (the “BAR”).

Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions (“NI 44-101”) to be incorporated by reference in this prospectus, including any annual information form, audited annual consolidated financial statements (together with the auditor’s report thereon), information circular, unaudited interim consolidated financial statements, management’s discussion and analysis, material change reports (excluding confidential material change reports) or business acquisition reports filed by us with securities commissions or similar authorities in the relevant provinces and territories of Canada subsequent to the date of this prospectus and prior to the termination of the offering of Securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on SEDAR. In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus, shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such reports. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

Any statement contained in this prospectus or in a document (or part thereof) incorporated by reference, or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

Any “template version” of “marketing materials” (as those terms are defined under applicable Canadian securities laws) that are utilized in connection with the distribution of Securities will be filed on SEDAR. In the event that such marketing materials are filed after the date of the applicable prospectus supplement for the offering and before termination of the distribution of such Securities, such filed versions of the marketing materials will be deemed to be incorporated by reference into the applicable prospectus supplement for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

We will file updated earnings coverage ratios quarterly with the applicable securities regulatory authorities, including the SEC, either as prospectus supplements or exhibits to our unaudited interim consolidated financial statements and audited annual consolidated financial statements which will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of the Securities.

Upon a new annual information form and related audited annual consolidated financial statements and management’s discussion and analysis being filed by us with the securities commission or similar regulatory authority in each of the provinces and territories of Canada during the term of this prospectus, the previous annual information form, the previous audited annual consolidated financial statements and related management’s discussion and analysis, all unaudited interim consolidated financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form and corresponding audited annual consolidated financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this prospectus for purposes of future distributions of Securities under this prospectus. Upon new unaudited interim consolidated financial statements and related management’s discussion and analysis being filed by us with the securities commission or similar regulatory authority in each of the provinces and territories of Canada during the term of this prospectus, all unaudited interim consolidated financial statements and related management’s discussion and analysis filed prior to the new unaudited interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this prospectus for purposes of future distributions of Securities under this prospectus. Upon a new information circular relating to an annual meeting of our shareholders being filed by us with the securities commission or similar regulatory authority in each of the provinces and territories of Canada during the term of this prospectus, the information circular for the preceding annual meeting of our shareholders shall be deemed no longer to be incorporated into this prospectus for purposes of future distributions of Securities under this prospectus.

All information permitted under applicable securities laws to be omitted from this prospectus will be contained or incorporated by reference in one or more prospectus supplements that will be delivered to purchasers together with this prospectus and any amendments hereto. Each prospectus supplement will be deemed to be incorporated by reference in this prospectus for the purposes of applicable securities legislation as of the date of the prospectus supplement and only for the purposes of the offering of the Securities to which the prospectus supplement pertains.

CENOVUS ENERGY INC.

Cenovus is a Canadian integrated oil company headquartered in Calgary, Alberta. We began independent operations on December 1, 2009 following the split of Encana Corporation into two independent publicly traded energy companies. Cenovus is in the business of developing, producing and marketing crude oil, NGLs and natural gas in Canada with marketing activities and refining operations in the United States.

Our reportable segments are as follows:

•	Oil Sands, which includes the development and production of bitumen and natural gas in northeast Alberta. Our bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as projects in the early stages of development, such as Telephone Lake. Our interest in certain of our operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, increased from 50 percent to 100 percent on May 17, 2017.

•	Deep Basin, which includes approximately three million net acres of land primarily in the Elmworth-Wapiti, Kaybob-Edson, and Clearwater operating areas, is rich in natural gas and NGLs. The assets reside in Alberta and British Columbia and include interests in numerous natural gas processing facilities. The Deep Basin Assets were acquired on May 17, 2017.

•	Conventional, which has been classified as a discontinued operation as we have commenced marketing for sale our Conventional assets. This segment includes the development and production of conventional crude oil, NGLs and natural gas in Alberta and Saskatchewan, including the heavy oil assets at Pelican Lake, the carbon dioxide enhanced oil recovery project at Weyburn and emerging tight oil opportunities.

•	Refining and Marketing, which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. We jointly own two refineries in the United States with the operator Phillips 66, an unrelated United States public company. In addition, we own and operate a crude-by-rail terminal in Alberta. This segment coordinates our marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification.

•	Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the reportable segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues, and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory.

RECENT DEVELOPMENTS

On September 5, 2017, we announced that we entered into a definitive agreement to sell our Pelican Lake heavy oil operations, as well as other miscellaneous assets in northern Alberta (the “Pelican Lake Assets”), for gross cash proceeds of $975 million. The sale of the Pelican Lake Assets closed on September 29, 2017. Net proceeds from the sale of the Pelican Lake Assets were applied against the $3.6 billion asset sale bridge credit facility (the “Bridge Facility”) put in place to help fund the Acquisition, $900 million of which was used to retire the first tranche of the Bridge Facility, with the remaining two tranches maturing in November 2018 and May 2019.

On September 25, 2017, we announced that we entered into a definitive agreement to sell our Suffield crude oil and natural gas operations in southern Alberta, which include our properties on Canadian Forces Base Suffield and the adjacent Alderson property (the “Suffield Assets”), for gross cash proceeds of $512 million and a deferred purchase price adjustment that gives us the opportunity to benefit from potential additional payments of up to $36 million. The sale of the Suffield Assets is expected to close in the fourth quarter, subject to customary closing conditions. Net proceeds from the sale of the Suffield Assets will be applied against the Bridge Facility.

CONSOLIDATED CAPITALIZATION

On September 29, 2017, the net proceeds from the sale of the Pelican Lake Assets were applied against the Bridge Facility, the majority of which were used to retire the first tranche of the Bridge Facility. Other than the foregoing, there have been no material changes in our share and loan capital, on a consolidated basis, since June 30, 2017.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the Securities for general corporate purposes. Those general corporate purposes may include capital expenditures, the repayment of indebtedness and the financing of acquisitions. The amount of net proceeds to be used for any such purpose will be described in the applicable prospectus supplement. We may invest funds that we do not immediately require in short-term marketable securities. The Selling Shareholder will not, directly or indirectly, receive any proceeds from any offering of Securities by us under this prospectus. We will not, directly or indirectly, receive any proceeds from any sale of common shares by the Selling Shareholder.

DESCRIPTION OF DEBT SECURITIES

In this section only, “we”, “us”, “our” or “Cenovus” refer only to Cenovus Energy Inc. without any of its subsidiaries or partnerships through which it operates. The following description describes certain general terms and provisions of the debt securities.

We may issue debt securities either separately or together with or upon the conversion of or in exchange for other Securities. The particular terms and provisions of each series of debt securities we may offer, including any conversion or exchange rights attaching to the debt securities, will be described in greater detail in the applicable prospectus supplement which may provide information that is different from this prospectus. We reserve the right to include in a prospectus supplement specific variable terms pertaining to the debt securities that are not within the descriptions set forth in this prospectus. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those debt securities.

Debt securities offered pursuant to this prospectus may be issued under an indenture dated August 17, 2012 between us and The Bank of New York Mellon, as “Trustee” (the “2012 Indenture”) or under an indenture dated April 7, 2017 between us and The Bank of New York Mellon, as “Trustee” (the “2017 Indenture” and together with the 2012 Indenture, the “Indentures”). The Indentures are subject to and governed by the United States Trust Indenture Act of 1939, as amended. We may also, from time to time, issue debt instruments and incur additional indebtedness pursuant to this prospectus under one or more indentures other than the 2012 Indenture or the 2017 Indenture.

General

The applicable prospectus supplement relating to a distribution of debt securities to be issued under the 2012 Indenture, the 2017 Indenture or otherwise, will disclose the specific terms of such debt securities. Those terms may include some or all of the following:

•	the specific designation and the aggregate principal amount of the debt securities of such series;

•	the extent and manner, if any, to which payment on or in respect of our debt securities of such series will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

•	the percentage or percentages of principal amount at which our debt securities of such series will be issued;

•	the date or dates on which the principal of (and premium, if any, on) our debt securities of such series will be payable and the portion (if less than the principal amount) of the debt securities of such series to be payable upon a declaration of acceleration of maturity and/or the method by which such date or dates shall be determined or extended;

•	the rate or rates (whether fixed or variable) at which our debt securities of such series will bear interest, if any, and the date or dates from which such interest will accrue;

•	the dates on which any interest will be payable and the regular record dates for the payment of interest on our debt securities of such series in registered form;

•	the place or places where the principal of (and premium, if any, and interest, if any, on) our debt securities will be payable, and each office or agency where our debt securities of such series may be presented for registration of transfer or exchange;

•	if other than United States dollars, the currency in which our debt securities of such series are denominated or in which currency payment of the principal of (and premium, if any, and interest, if any, on) such debt securities of such series will be payable;

•	whether our debt securities of such series will be issuable in the form of one or more global securities and, if so, the identity of the depositary for the global securities;

•	any mandatory or optional redemption or sinking fund provisions;

•	the period or periods, if any, within which, the price or prices at which, the currency in which and the terms and conditions upon which our debt securities of such series may be redeemed or purchased by us;

•	the terms and conditions, if any, upon which you may redeem our debt securities of such series prior to maturity and the price or prices at which and the currency in which our debt securities of such series are payable;

•	any index used to determine the amount of payments of principal of (and premium, if any, or interest, if any, on) our debt securities of such series;

•	the terms, conditions and procedures, if any, on which our debt securities may be converted or exchanged for other of our securities, including common shares, preferred shares, debt securities or debt securities of other entities;

•	any other terms of our debt securities of such series, including covenants and events of default which apply solely to a particular series of our debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to our debt securities of such series which do not apply to a particular series of our debt securities;

•	if other than The Depository Trust Company, the person designated as the depositary for the debt securities of such series;

•	any applicable material Canadian and United States federal income tax consequences;

•	whether and under what circumstances we will pay additional amounts on the debt securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the debt securities of such series rather than pay additional amounts (and the terms of any such option);

•	whether the payment of our debt securities will be guaranteed by any other person; and

•	if other than denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof, the denominations in which any securities of the series shall be issuable.

In addition to new issues of debt securities, this prospectus may be used in connection with the remarketing of outstanding debt securities, in which case the terms of the remarketing and of the remarketed debt securities will be set forth in the applicable prospectus supplement.

We may also issue Exchange Notes (as defined herein) under a prospectus supplement in exchange for our 2017 Notes (as defined herein). The 2017 Notes were issued by us to certain initial purchasers, and sold by such initial purchasers to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the 1933 Act and to certain non-United States persons outside the United States in offshore transactions in reliance on Regulation S under the 1933 Act. In connection with the issuance of the 2017 Notes, we entered into a registration rights agreement in respect of the 2017 Notes. See “Plan of Distribution”.

DESCRIPTION OF SHARE CAPITAL

The following sets forth the terms and provisions of our existing capital. The particular terms and provisions of the common shares and/or preferred shares offered by a prospectus supplement and the extent to which these general terms and provisions apply will be described in such prospectus supplement. Cenovus is authorized to issue: (i) an unlimited number of common shares; and (ii) first preferred shares and second preferred shares (collectively, the “preferred shares”) up to an aggregate number not to exceed 20% of the aggregate number of common shares then outstanding.

Common Shares

The following description is subject to, and qualified by reference to, the terms and provisions of our articles and by-laws.

The holders of common shares are entitled: (i) to receive dividends if, as and when declared by the board of directors of Cenovus (the “Board”); (ii) to receive notice of, to attend, and to vote on the basis of one vote per common share held, at all meetings of shareholders; and (iii) to participate in any distribution of Cenovus’s assets in the event of liquidation, dissolution or winding up or other distribution of Cenovus’s assets among its shareholders for the purpose of winding up its affairs.

The declaration of dividends is at the sole discretion of the Board and is considered each quarter. All dividends will be reviewed by the Board and may be increased, reduced or suspended from time to time. Our ability to pay dividends and the actual amount of such dividends is dependent upon, among other things, our financial performance, our debt covenants and obligations, our ability to meet our financial obligations as they come due, our working capital requirements, our future tax obligations, our future capital requirements, commodity prices and the risk factors set forth in the documents incorporated by reference in this prospectus.

Preferred Shares

The following description is subject to, and qualified by reference to, the terms and provisions of our articles and by-laws.

Preferred shares may be issued in one or more series. The Board may determine the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares before the issue of such series. Holders of the preferred shares are not entitled to vote at any meeting of the shareholders of Cenovus, but may be entitled to vote if Cenovus fails to pay dividends on that series of preferred shares. The first preferred shares are entitled to priority over the second preferred shares and the common shares, and the second preferred shares are entitled to priority over the common shares, with respect to the payment of dividends and the distribution of assets of Cenovus in the event of any liquidation, dissolution or winding up of Cenovus’s affairs.

The specific terms of a series of preferred shares as described in a prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. Thus, the statements made in this section may not apply to a particular series of preferred shares.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

This section describes the general terms that will apply to any subscription receipts that may be offered by us pursuant to this prospectus.

Subscription receipts may be offered separately or together with common shares and/or other securities of Cenovus. The subscription receipts will be issued under one or more subscription receipt agreements that will be entered into by us and a subscription receipt agent at the time of issuance of the subscription receipts. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those subscription receipts.

A subscription receipt will entitle the holder thereof to receive a common share and/or other securities of Cenovus, for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by us or one or more of our subsidiaries. The proceeds from an offering of subscription receipts will be held in escrow by an escrow agent pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of subscription receipts will receive common shares and/or other securities of Cenovus upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their subscription receipts together with any interest or other income earned thereon, as determined by the terms of the applicable escrow.

Holders of subscription receipts are not shareholders of Cenovus. The particular terms and provisions of subscription receipts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such subscription receipts. This description will include, where applicable: (i) the number of subscription receipts offered; (ii) the price at which the subscription receipts will be offered; (iii) the terms, conditions and procedures pursuant to which the holders of subscription receipts will become entitled to receive common shares and/or other securities of Cenovus; (iv) the number of common shares and/or other securities of Cenovus that may be obtained upon conversion of each subscription receipt; (v) the designation and terms of any other securities with which the subscription receipts will be offered, if any, and the number of subscription receipts that will be offered with each such security; (vi) the terms relating to the holding and release of the gross proceeds from the sale of the subscription receipts plus any interest and income earned thereon; (vii) the material income tax consequences of owning, holding and disposing of the subscription receipts; and (viii) any other material terms and conditions of the subscription receipts including, without limitation, transferability and adjustment terms and whether the subscription receipts will be listed on a stock exchange.

DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to any warrants that may be offered by us pursuant to this prospectus.

We may issue warrants to purchase common shares, preferred shares or debt securities. Warrants may be offered separately or together with other securities and may be attached to or separate from other securities. The warrants either will be issued under a warrant indenture or agreement that will be entered into by us or a trustee at the time of issuance of the warrants or will be represented by warrant certificates issued by us.

Holders of warrants are not shareholders of Cenovus. The particular terms and provisions of warrants offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such warrants. This description will include, where applicable: (i) the title or designation of the warrants; (ii) the number of warrants offered; (iii) the price at which the warrants will be offered; (iv) the number of common shares and/or other securities of Cenovus purchasable upon exercise of the warrants and the procedures for exercise; (v) the exercise price of the warrants; (vi) the dates or periods during which the warrants are exercisable and when they expire; (vii) the designation and terms of any other securities with which the warrants will be offered, if any, and the number of warrants that will be offered with each such security; (viii) the material income tax consequences of owning, holding and disposing of the warrants; and (ix) any other material terms and conditions of the warrants including, without limitation, transferability and adjustment terms and whether the warrants will be listed on a stock exchange. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those warrants.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

This section describes the general terms that will apply to any share purchase contracts that may be offered by us pursuant to this prospectus.

We may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to us, and obligating us to purchase from or sell to the holders, a specified number of common shares or preferred shares, as applicable, at a future date or dates, and including by way of instalment.

The price per common share or preferred share and the number of common shares or preferred shares, as applicable, may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. We may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as we may determine.

The share purchase contracts may be issued separately or as part of units, which we refer to in this prospectus as share purchase units. The share purchase contracts may require us to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

Holders of share purchase contracts are not shareholders of Cenovus. The particular terms and provisions of share purchase contracts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, common shares or preferred shares, as applicable, and the nature and amount of each of those securities, or the method of determining those amounts; (ii) whether the share purchase contracts are to be prepaid or not or paid in instalments; (iii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iv) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of common shares or preferred shares; (v) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; (vi) the date or dates on which the sale or purchase must be made, if any; (vii) whether the share purchase contracts will be issued in fully registered or global form; (viii) the material income tax consequences of owning, holding and disposing of the share purchase contracts; and (ix) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a stock exchange. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those share purchase contracts.

DESCRIPTION OF UNITS

This section describes the general terms that will apply to any units that may be offered by us pursuant to this prospectus.

We may issue units comprised of one or more of the other Securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each Security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of units offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such units. This description will include, where applicable: (i) the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; (iii) whether the units will be issued in fully registered or global form; and (iv) any other material terms and conditions of the units. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those units.

RISK FACTORS

In addition to the risk factors set forth below, additional risk factors relating to our business are discussed in our annual information form and our Annual MD&A and our Interim MD&A, and certain other documents incorporated by reference or deemed to be incorporated by reference in this prospectus, which risk factors are incorporated by reference in this prospectus. Prospective purchasers of Securities should consider carefully the risk factors set forth below, as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing Securities offered hereby. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the securities could be materially adversely affected.

The common shares may be subject to price and volume fluctuations, and the market price for the common shares following an offering may drop below the offering price.

Securities markets experience considerable price and volume volatility, which may be unrelated to the operating performance of Cenovus or the affected companies. The market price of publicly traded stock is affected by many variables, including the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments and the breadth of the public market for the stock. The effect of these and other factors on the market price of securities on the stock exchanges on which we trade suggests that the trading price of the common shares may continue to be volatile. These fluctuations may affect the price of the common shares following an offering, and the market price of the common shares may drop below the offering price. As a result of this volatility, you may not be able to sell your common shares at or above the offering price.

The decision to pay dividends and the amount of such dividends is subject to the discretion of the Board based on numerous factors and may vary from time to time.

The amount of cash available to Cenovus to pay dividends, if any, can vary significantly from period to period for a number of reasons, including, among other things: Cenovus’s operational and financial performance; fluctuations in the costs to produce natural gas, oil and NGLs; the amount of cash required or retained for debt service or repayment; amounts required to fund capital expenditures and working capital requirements; access to equity markets; foreign currency exchange rates and interest rates; and the risk factors set forth in this prospectus and documents incorporated by reference in this prospectus.

The decision whether or not to pay dividends and the amount of any such dividends are subject to the discretion of the Board, which regularly evaluates our proposed dividend payments and the solvency test requirements of the Canada Business Corporations Act. In addition, the level of dividends per common share will be affected by the number of outstanding common shares and other securities that may be entitled to receive cash dividends or other payments. Dividends may be increased, reduced or suspended from time to time. Our ability to pay dividends and the actual amount of such dividends is dependent upon, among other things, our financial performance, our debt covenants and obligations, our ability to meet our financial obligations as they come due, our working capital requirements, our future tax obligations, our future capital requirements, commodity prices and the risk factors set forth in the documents incorporated by reference in this prospectus. The market value of the common shares may deteriorate if Cenovus is unable to meet dividend expectations in the future, and that deterioration may be material.

Credit ratings accorded to securities may not remain in effect or may change in the future and may not reflect all risks associated with an investment in the securities.

Our perceived creditworthiness and changes in credit ratings accorded to our securities, if any, may affect the market price or value and the liquidity of such securities. There is no assurance that the ratings, if any, accorded to any of such securities will remain in effect for any given period of time or that the ratings will not be revised or withdrawn entirely in the future by the relevant rating agency. Real or anticipated changes in credit ratings on such securities may affect the market value of such securities. In addition, real or anticipated changes in credit ratings can affect the cost of or terms on which we can issue such securities or obtain alternative financing.

Credit ratings assigned to us and to our securities by independent rating agencies may not reflect all risks associated with an investment in such securities. Any credit ratings applied to such securities are an independent assessment of our ability to pay obligations. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed in this prospectus or documents incorporated by reference in this prospectus on the value of such securities.

There is an absence of a public market for the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units and there can be no assurance as to the liquidity of the trading market for such securities or that a trading market for such securities will develop.

Prior to an offering, there will be no public market for the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units and we may not apply for a listing of such securities on any securities exchange. As a result, purchasers may not be able to resell such securities. If such securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. The absence of a public market for such securities may affect the pricing of such securities in the secondary market, if any such market develops, the transparency and availability of trading prices, the liquidity of such securities and the extent of issuer regulation. There can be no assurance as to the liquidity of any trading market of such securities or that a trading market for such securities will develop.

In certain circumstances the debt securities may be subordinated to the security interests of our lenders and the indebtedness of our subsidiaries and partnerships.

The debt securities are not subordinated to any other indebtedness and they are not secured. Although our various debt instruments restrict secured indebtedness, such indebtedness may be incurred, subject to certain conditions. In addition, our subsidiaries and partnerships may incur indebtedness, subject to certain limitations. The debt securities will be effectively subordinated to creditors of our subsidiaries and partnerships, in that our right to participate as a stockholder or partner in the distribution of the assets of any subsidiary or partnership, as the case may be, upon any such distribution would be subject to the prior claims of the creditors of such subsidiary or partnership, as the case may be. We conduct a substantial portion of our business through corporate and partnership subsidiaries.

The Indentures permit us, at any time and from time to time, to complete reorganizations with any of our wholly-owned direct or indirect subsidiaries provided that certain conditions are met. In the event of any such reorganization, the debt securities may continue to be our obligations in circumstances where our assets are comprised of (and potentially limited to) our ownership interest in the subsidiaries through which our operations are thereafter conducted. Such subsidiaries, which following completion of a reorganization may hold all of the assets formerly held by us, are not restricted under the Indentures with respect to subsequent asset dispositions or incurring indebtedness.

Certain securities may be subject to exchange rate and exchange controls risk.

An investment in debt securities or preferred shares that are denominated in a foreign currency may entail significant risks. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the Canadian dollar and such foreign currency and the possibility of the imposition or modification of foreign controls by either the Canadian or foreign governments. Such risks generally depend on economic and political events over which we have no control. Rates of exchange between Canadian dollars and certain foreign currencies are subject to considerable volatility. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative of fluctuations in such rate that will occur during the term of any such security. Depreciation of the currency in which the security is denominated against the Canadian dollar would result in a decrease in the effective yield of such security below its coupon rate on a Canadian dollar basis, and in certain circumstances could result in a loss to the investor on a Canadian dollar basis.

Future exchange controls may affect the availability of a specified foreign currency and our ability to make payments on securities in a specified foreign currency.

Certain governments have imposed, and may in the future impose, exchange controls which could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, and premium, if any, or interest on the securities. Even if there are no actual exchange controls, it is possible that the specified currency for any such security will not be available at such security’s maturity.

In the event that any of the Securities are redeemable, purchasers of such Securities may be adversely impacted.

If any of the Securities are redeemable at our option, as set forth in the applicable prospectus supplement, we may choose to redeem such securities from time to time, in accordance with our rights, including when prevailing interest rates are lower than the rates borne by such securities. If prevailing rates are lower at the time of redemption, a purchaser may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the securities being redeemed. Redemption rights may also adversely impact a purchaser’s ability to sell such securities as the optional redemption date or period approaches.

Prevailing interest rates for comparable securities will affect the market price or value of the debt securities or preferred shares.

Prevailing interest rates will affect the market price or value of the debt securities or preferred shares. Assuming all other factors remain unchanged, the market price or value of the debt securities or preferred shares may decline as prevailing interest rates for comparable debt securities or preferred shares rise.

In the event that securities are issued with a floating rate of interest, purchasers of such securities may be adversely impacted.

An investment in securities which are issued with a floating rate of interest entails significant risks not associated with investments in fixed rate securities. The resetting of the applicable rate on a floating rate security may result in lower interest compared to a fixed rate security issued at the same time. The applicable rate on a floating rate security will fluctuate in accordance with fluctuations in the instrument or obligation on which the applicable rate is based, which in turn may fluctuate and be affected by a number of interrelated factors, including economic, financial and political events over which we have no control.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor of acquiring any Securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of principal, interest or distributions, if any, on the Securities will be subject to Canadian non-resident withholding tax.

The applicable prospectus supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code).

PLAN OF DISTRIBUTION

We may offer and sell Securities and the Selling Shareholder may, in accordance with the terms of the Registration Rights Agreement (as defined herein), offer and sell common shares to or through underwriters, brokers or dealers (including through block trades of common shares), directly to one or more purchasers or through agents. In effecting such sales, brokers or dealers may arrange for other brokers or dealers to participate. Broker-dealer transactions may include purchases of the common shares by a broker-dealer as principal and resales of the common shares by the broker-dealer for its account pursuant to this prospectus, ordinary brokerage transactions, or transactions in which the broker-dealer solicits purchasers. These Securities may be offered and sold in Canada and/or the United States and elsewhere where permitted by law.

The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or prices related to such prevailing market prices to be negotiated with purchasers, including in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, NYSE or other existing trading markets for the Securities.

If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us, or in the case of common shares offered by the Selling Shareholder, to the Selling Shareholder.

In connection with the sale of Securities, or in the case of common shares offered by the Selling Shareholder, underwriters may receive compensation from us, and from the Selling Shareholder in the case of common shares offered by the Selling Shareholder, or from purchasers of Securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from us and/or the Selling Shareholder, as applicable and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the 1933 Act.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us, or in the case of common shares offered by the Selling Shareholder, the Selling Shareholder may authorize dealers or other persons acting as the Selling Shareholder’s agents to solicit offers by certain institutions to purchase common shares directly from the Selling Shareholder, pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

The applicable prospectus supplement will also set forth the terms of the offering relating to particular Securities, and in the case of the Selling Shareholder, relating to common shares, including to the extent applicable, the initial offering price, our proceeds and/or those of the Selling Shareholder from the offering, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to the particular Securities or common shares sold to or through underwriters by us and/or the Selling Shareholder, as applicable, will be named in the prospectus supplement relating to such Securities.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter or dealer involved in an “at-the-market distribution”, as defined in NI 44-102, no affiliate of such an underwriter or dealer and no person acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

Under agreements which may be entered into by us and/or the Selling Shareholder, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us and/or the Selling Shareholder against certain liabilities, including liabilities under the 1933 Act and Canadian provincial securities legislation, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we and/or the Selling Shareholder enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any offering of debt securities, preferred shares, subscription receipts, warrants, share purchase contracts or units will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement, the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts or units will not be listed on any securities exchange or on any automated dealer quotation system. This may affect the pricing of the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units and the extent of issuer regulation. Certain broker-dealers may make a market in the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts or units, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts or units of any series or as to the liquidity of the trading market, if any, for such securities.

The Selling Shareholder may also enter into derivative transactions with third parties. If a prospectus supplement so indicates, in connection with those derivatives, the third parties may sell common shares covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use common shares pledged by the Selling Shareholder or borrowed from the Selling Shareholder or others to settle those sales or to close out any related open borrowings of common shares, and may use common shares received from the Selling Shareholder in settlement of those derivatives to close out any related open borrowings of common shares. The third parties in such sale transactions will be underwriters and will be identified in the applicable prospectus supplement.

Any of the common shares held by the Selling Shareholder and covered by this prospectus may be sold in private transactions or under Rule 144 under the 1933 Act, or under another exemption from the registration requirements of the 1933 Act rather than pursuant to this prospectus.

On April 7, 2017, under the 2017 Indenture, we issued US$2.9 billion aggregate principal amount of senior notes in three series: (a) US$1.2 billion aggregate principal amount of 4.25% senior notes due 2027; (b) US$0.7 billion aggregate principal amount of 5.25% senior notes due 2037; and (c) US$1.0 billion aggregate principal amount of 5.40% senior notes due 2047 (collectively, the “2017 Notes”). In connection with the offering of the 2017 Notes, we entered into a purchase agreement dated April 7, 2017 (the “Purchase Agreement”) and a registration rights agreement dated April 7, 2017 (the “144A Registration Rights Agreement”) each with J.P. Morgan Securities LLC, RBC Capital Markets, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the initial purchasers of the 2017 Notes, and any other initial purchasers named in the Purchase Agreement under the offering of the 2017 Notes, pursuant to which we are obligated to file an exchange offer registration statement with the United States Securities and Exchange Commission (the “SEC”) and make an exchange offer (the “Exchange Offer”) for the 2017 Notes whereby the holders of the 2017 Notes are entitled to exchange the 2017 Notes for notes of like aggregate principal amount that were issued under the terms of the 2017 Indenture, without restrictions on transfer and that are registered under the 1933 Act, and otherwise having the same terms and provisions as the 2017 Notes so exchanged (the “Exchange Notes”).

In compliance with the guidelines of the United States Financial Industry Regulatory Authority, Inc. (“FINRA”), the maximum discount or commission to be received by any FINRA member or independent broker-dealer may not exceed eight percent of the aggregate gross sales proceeds of any Securities offered hereby. In addition, if more than five percent of the net proceeds of any offering of Securities made under this prospectus will be received by any FINRA member participating in the offering or by affiliates or associated persons of such FINRA member or any participating member who otherwise would have a “conflict of interest” under FINRA Rules, the offering will be conducted in accordance with FINRA Rule 5121.

EARNINGS COVERAGE

The earnings coverage ratios do not give effect to any Securities offered by this prospectus since the aggregate amount of Securities that will be issued hereunder, if any, and the terms of issue are not presently known. The earnings coverage ratios set forth below do not purport to be indicative of the earnings coverage ratios for any future periods.

Period Ended December 31, 2016

The following sets forth our earnings coverage ratios calculated for the twelve month period ended December 31, 2016, based on audited financial information. The following financial ratios give pro forma effect to the issuance of and related use of proceeds of the following: the issuance of the 2017 Notes and the net drawdown of an aggregate principal amount of $2.65 billion on the Bridge Facility (collectively, the “December 31, 2016 Adjustments”). Adjustments for other normal course issuances and repayments of financial liabilities subsequent to December 31, 2016, would not materially affect the ratios and, as a result, have not been made. A second set of financial ratios have been included that also give pro forma effect to the acquisition from ConocoPhillips of its 50 percent interest in FCCL (the “FCCL Acquisition”) as reflected in our unaudited pro forma consolidated statement of earnings for the year ended December 31, 2016 contained in our unaudited pro forma consolidated financial statements as at and for the year ended December 31, 2016 which are contained in our prospectus supplement dated March 29, 2017 (the “March 2017 Prospectus”) to our short form base shelf prospectus dated February 24, 2016 and incorporated by reference in the BAR, which is itself incorporated by reference herein. The March 2017 Prospectus is available on SEDAR.

After giving pro forma effect to the December 31, 2016 Adjustments, our adjusted borrowing costs on all interest bearing financial liabilities amounted to $626 million for the twelve month period ended December 31, 2016. Our net earnings plus income tax and borrowing costs on all interest bearing financial liabilities for the twelve month period ended December 31, 2016 was $(467) million, which is (0.7) times our adjusted borrowing cost requirements for the period. After also giving pro forma effect to the FCCL Acquisition, our net earnings plus income tax and borrowing costs on all interest bearing financial liabilities was $1,774 million for the twelve month period ended December 31, 2016, which is 2.8 times our adjusted borrowing cost requirements for the period.

	December 31, 2016	Giving Pro Forma effect to the FCCL Acquisition December 31, 2016
Net earnings available for all interest bearing financial liabilities(1)	(0.7) times(2)	2.8 times
Supplemental coverage ratio: net earnings available for short-term borrowings and long-term debt before unrealized (gains) and losses on risk management activities(3)	0.1 times(4)	3.7 times

Notes:

(1)	Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities; divided by borrowing costs for all interest bearing financial liabilities.
(2)	The dollar amount of the numerator for this earnings coverage ratio that would be required to achieve a ratio of one-to-one is $626 million.
(3)	Calculated as net earnings plus income tax, interest on short-term borrowings and long-term debt and before unrealized (gains) and losses on risk management activities; divided by interest expense on short-term borrowings and long-term debt. This supplemental coverage ratio is therefore based on a financial measure that is a non-GAAP financial measure and does not have the standardized meaning of “earnings” as prescribed by Form 44-101F1 — Short Form Prospectus (“44-101F1”) and therefore may not be comparable to similar measures presented by other entities. This measure should not be construed as an alternative to the prescribed ratios based off of “earnings” as defined in 44-101F1. We believe that this supplemental coverage ratio is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods.
(4)	The dollar amount of the numerator for this earnings coverage ratio that would be required to achieve a ratio of one-to-one is $626 million.

Period ended June 30, 2017

The following sets forth our earnings coverage ratios calculated for the twelve month period ended June 30, 2017, based on unaudited financial information. The following financial ratios give pro forma effect to the repayment of $950 million under the Bridge Facility (the “June 30, 2017 Adjustment”). Adjustments for normal course issuances and repayments of financial liabilities subsequent to June 30, 2017, would not materially affect the ratios and, as a result, have not been made.

After giving pro forma effect to the June 30, 2017 Adjustment, our adjusted borrowing costs on all interest bearing financial liabilities amounted to $403 million for the twelve month period ended June 30, 2017. Our net earnings plus income tax and borrowing costs on all interest bearing financial liabilities was $3,765 million for the twelve month period ended June 30, 2017, which is 9.3 times our adjusted borrowing cost requirements for the period.

June 30, 2017
Net earnings available for all interest bearing financial liabilities(1)	9.3 times
Supplemental coverage ratio: net earnings available for short-term borrowings and long-term debt before unrealized (gains) and losses on risk management activities(2)	8.6 times

Notes:

(1)	Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities; divided by borrowing costs for all interest bearing financial liabilities. Net earnings includes a non-cash revaluation gain of $2.5 billion.
(2)	Calculated as net earnings plus income tax, interest on short-term borrowings and long-term debt and before unrealized (gains) and losses on risk management activities; divided by interest expense on short-term borrowings and long-term debt. Net earnings includes a non-cash revaluation gain of $2.5 billion. This supplemental coverage ratio is therefore based on a financial measure that is a non-GAAP financial measure and does not have the standardized meaning of “earnings” as prescribed by 44-101F1 and therefore may not be comparable to similar measures presented by other entities. This measure should not be construed as an alternative to the prescribed ratios based off of “earnings” as defined in 44-101F1. We believe that this supplemental coverage ratio is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods.

SELLING SHAREHOLDER

As at the date hereof, based on publicly available information, the Selling Shareholder beneficially owns and is the shareholder of record of 208,000,000 common shares, which is approximately 16.9% of the outstanding common shares of Cenovus.

The common shares were acquired in connection with the Acquisition as part of the consideration for the Assets.

The terms under which the common shares may be offered by the Selling Shareholder will be described in the applicable prospectus supplement. The prospectus supplement for or including any offering of common shares by the Selling Shareholder will include, without limitation, where applicable: (a) the number of common shares being distributed for the account of the Selling Shareholder; and (b) the number of common shares to be owned, controlled or directed by the Selling Shareholder after the distribution and the percentage that number or amount represents out of the total number of outstanding common shares.

Registration Rights Agreement

The following is a summary of certain provisions contained in the registration rights agreement dated effective May 17, 2017 between us and ConocoPhillips (the “Registration Rights Agreement”) and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which has been filed under Cenovus’s profile at www.sedar.com and with the SEC on EDGAR at www.sec.gov.

The Registration Rights Agreement provides ConocoPhillips and its permitted assigns (“Holders”) with the right (the “Demand Registration Right”) to require us from the date that is six months following May 17, 2017 (being the Acquisition closing date) until the date when the Holders collectively hold 3.5% or less of the then outstanding common shares (the “Registration Period”), to qualify the distribution of the common shares held by ConocoPhillips, and any common shares or other securities of Cenovus issued as a dividend, distribution, exchange, share split, recapitalization, or other corporate event in respect of such common shares (the “Registrable Securities”), by prospectus filed with the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada and/or the SEC pursuant to the multijurisdictional disclosure system between the United States and Canada (a “Demand Distribution”). The Holders are entitled to request up to three Demand Distributions in any one 365 day period, with the first 365 day period commencing at the beginning of the Registration Period. We must use commercially reasonable efforts to assist the Holders in making a Demand Distribution.

In addition, the Registration Rights Agreement provides the Holders with the right (the “Piggy-Back Registration Right”), among others, to require us to include Registrable Securities, in any future public distribution in Canada or the United States undertaken by us during the Registration Period (a “Distribution”). We must use reasonable efforts to cause to be included in the Distribution all of the Registrable Securities the Holders request to be sold pursuant to the Piggy-Back Registration Right; provided, however, that if the Distribution involves an underwriting and the lead underwriter(s) determine that the total number of common shares to be included in such Distribution should be limited for certain prescribed reasons, the common shares to be included in the Distribution will be first allocated to us.

The Piggy-Back Registration Right and Demand Registration Right are subject to various conditions and limitations, and we are entitled to defer any Demand Distribution in certain circumstances, including during a blackout period under our Disclosure, Confidentiality and Employee Trading Policy, for a limited period.

The Registration Rights Agreement includes provisions providing for each of Cenovus and the Holders to indemnify each other for losses or claims caused by the applicable party’s inclusion of a misrepresentation in disclosure included in a prospectus related to a Distribution, for breaches of applicable securities laws and for other losses or claims caused by such party.

Subject to certain exceptions, all expenses incurred in connection with a registration pursuant to a Demand Distribution or a Distribution for which the Piggy-Back Registration Right is exercised (excluding underwriters’ discounts and commissions, if any, and applicable transfer taxes, if any, in respect of Registrable Securities being distributed, which shall be borne by the selling Holder) shall be borne by Cenovus.

If a Holder ceases to be affiliated with ConocoPhillips, the Holder will cease to have any rights or obligations under the Registration Rights Agreement. The Registration Rights Agreement will terminate when the Holders collectively hold 3.5% or less of the then outstanding common shares.

ConocoPhillips may also sell common shares other than pursuant to this short form base shelf prospectus. Cenovus cannot predict when or in what amounts ConocoPhillips may sell any of the common shares qualified for distributions by this short form base shelf prospectus.

Investor Agreement

The following is a summary of certain provisions contained in the investor agreement dated effective May 17, 2017 between us and ConocoPhillips (the “Investor Agreement”) and is qualified in its entirety by the full text of the Investor Agreement, a copy of which has been filed under Cenovus’s profile at www.sedar.com and with the SEC on EDGAR at www.sec.gov.

The Investor Agreement was entered into upon closing of the Acquisition and will terminate concurrently with the termination of the Registration Rights Agreement, which will terminate when ConocoPhillips and its affiliates collectively hold 3.5% or less of the then outstanding common shares.

During the term of the Investor Agreement, ConocoPhillips and its affiliates shall either (i) vote or cause to be voted all common shares that they own or over which they have control or direction in favour of, or (ii) abstain from voting in respect of all common shares that they own, or over which they have control or direction, in either case in respect of:

(a)	all nominees of our Board or management at any annual or other meeting of our shareholders at which members of the Board are proposed to be elected; and

(b)	any and all other matters in respect of which the Board and management have recommended that our shareholders vote in favour at any meeting of our shareholders,

and, for greater certainty shall not withhold any vote or vote against any of the foregoing. Without limiting the foregoing, ConocoPhillips and its affiliates shall not:

(c)	knowingly take any action in contravention of or adverse to any Board or management nominations or recommendations, including to support the nomination of another individual as a director of Cenovus in lieu of such Board or management nominees; or

(d)	vote for or otherwise support in any manner any shareholder proposal or other matter brought forward or proposed to be brought forward as a matter to be voted upon at any meeting of our shareholders that is not supported, approved and recommended by the Board, and shall vote or cause to be voted all common shares that it owns, or over which it has control or direction against any such proposal or matter.

The Investor Agreement does not provide ConocoPhillips and its affiliates with any contractual consent or approval rights relating to our business and affairs.

During the term of the Investor Agreement, ConocoPhillips and its affiliates are, subject to certain exceptions specified in the Investor Agreement, prohibited from taking certain actions without our prior written consent, including:

•	acquiring ownership of or control or direction over any of our voting securities (including common shares) or voting rights in respect of voting securities or, other than in the ordinary course of business, any assets of Cenovus or our subsidiaries;

•	engaging in any discussion or entering into any agreement or proposing or offering to enter into any take-over bid, arrangement, amalgamation, merger, acquisition of all or substantially all of the assets or other business combination or similar transaction with, or change in control transaction involving, Cenovus or our subsidiaries;

•	soliciting proxies with respect to the voting of any of our securities, or granting any proxy with respect to any of our securities (other than to the named management proxies);

•	requisitioning a meeting of our shareholders or seeking to obtain representation on, or nominating or proposing the nomination of any candidate for election to, the Board;

•	submitting any shareholder proposal or otherwise seeking to advise, control, change or influence our business, operations, management, policies or Board; or

•	entering into any discussions, agreements or understandings with any person with respect to the foregoing.

Under the Investor Agreement, ConocoPhillips is restricted from selling or entering into certain derivative transactions in respect of the common shares for a period of six months following the Acquisition closing date, such period ending November 17, 2017. Following such period ConocoPhillips is restricted, subject to limited exceptions (such as a public offering under the Registration Rights Agreement) and without our prior written consent, in making trades and/or transfers of common shares, (i) pursuant to block trades in amounts of 5% or more of our then-outstanding common shares, or (ii) that would result in a person (or persons acting jointly or in concert) being transferred common shares previously held by ConocoPhillips representing 5% or more of our then-outstanding common shares.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, certain legal matters relating to Canadian law will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada and certain legal matters in connection with the offering relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

AGENT FOR SERVICE OF PROCESS

Mr. Steven F. Leer, Mr. Richard J. Marcogliese, Mr. Charles M. Rampacek and Ms. Rhonda I. Zygocki are directors of Cenovus who reside outside of Canada. Each of these directors has appointed Cenovus, 2600, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6, as their agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

AUDITOR

Our auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants. They have prepared: (a) an independent auditor’s report dated February 15, 2017 in respect of our audited annual consolidated financial statements for the year ended December 31, 2016, comprising our consolidated balance sheets as at December 31, 2016 and December 31, 2015 and the consolidated statements of earnings (loss), comprehensive income (loss), shareholders’ equity and cash flows for the years ended December 31, 2016, 2015 and 2014 and the related notes; and (b) audited financial statements of FCCL comprising balance sheets as at December 31, 2016 and January 1, 2016 and the statements of earnings and comprehensive income, partners’ equity and cash flows for the period from January 2, 2016 to December 31, 2016 and the year ended January 1, 2016 and related notes thereto (the “FCCL Statements”), which are contained in the March 2017 Prospectus and incorporated by reference in the BAR, which is itself incorporated by reference herein. PricewaterhouseCoopers LLP has advised that they are independent with respect to us within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the SEC.

The statements of revenue, royalties and production costs of the Western Canadian Conventional Assets of ConocoPhillips for the years ended December 31, 2016 and December 31, 2015 (the “WCCA Statements”), which are contained in the March 2017 Prospectus and incorporated by reference in the BAR, which is itself incorporated by reference herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Ernst & Young LLP is independent in respect of ConocoPhillips within the meaning of the Code of Professional Conduct of the American Institute of Certified Public Accountants (United States).

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

EXPERTS

Information relating to our reserves and resources in certain documents incorporated by reference in this prospectus was prepared by GLJ Petroleum Consultants Ltd. and/or McDaniel & Associates Consultants Ltd. as independent qualified reserves evaluators. The designated professionals, as such term is defined under applicable securities legislation, of GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd., in each case, as a group beneficially own, directly or indirectly, less than 1% of any class of our securities.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC’s Form F-10:

•	the documents listed in the second paragraph under “Where You Can Find More Information” in this prospectus;

•	our supplementary information — oil and gas activities (unaudited) for the fiscal year ended December 31, 2016;

•	the consent of our auditor, PricewaterhouseCoopers LLP;

•	the consent of the auditor of the WCCA Statements, Ernst & Young LLP;

•	the consent of our Canadian counsel, Blake, Cassels & Graydon LLP;

•	the consents of our independent qualified reserves evaluators, GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd.;

•	the 2012 Indenture;

•	the 2017 Indenture;

•	powers of attorney from our directors and officers; and

•	the statement of eligibility of the Bank of New York Mellon on Form T-1.